BAJA MINING CORP.

ANNUAL INFORMATION FORM

For The Year Ended December 31, 2007

March 20, 2008

PRELIMINARY NOTES

Cautionary Statement Regarding Forward-Looking Statements

The statements in this Annual Information Form (“AIF”) for Baja Mining Corp. (“Baja” or “the Company”) that are not based on historical facts are referred to as “forward-looking statements.” These statements can be identified generally by forward-looking words such as “expect”, “believe”, “anticipate”, “plan”, “intend”, “estimate”, “may”, “will” or similar words. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in Item 4 of this AIF under the heading, “Risk Factors”, and elsewhere in this AIF.

You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

  general economic and business conditions, including changes in interest rates, fluctuations in the prices for base metals, fluctuations in prices for securities in the resource sector, demand for base metals and other economic and business conditions;

  Escalating capital and operating costs (partly as a consequence of relatively high current metal prices) and shortage of mining and processing equipment;

  natural phenomena or disasters that may affect completion of drill programs, exploration work, completion of feasibility studies or development, if warranted;

  actions by government authorities, including changes in government regulation, permitting requirements or environmental legislation;

  the company’s ability to raise sufficient financing to complete its planned exploration work on its properties and to develop the projects, if warranted;

  future decisions by management in response to changing conditions, and misjudgments, inaccurate assumptions or changes in conditions related to forward-looking statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. You should not place undue reliance on such forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates

This Annual Information Form has been prepared in accordance with the requirements of the securities law in effect in Canada, which differ from the requirements of United States law. Unless otherwise indicated, all resource and reserve estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classifications System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the discloser: (a) identifies the source and state of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101, and (d) includes any more recent estimates or data available. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that dos not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Baja Mining Corp. in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

METRIC CONVERSION TABLE

For ease of reference, the following conversion factors are provided:

Metric Unit =	U.S. Measure	U.S. Measure =	Metric Unit

1 hectare	2.471 acres	1 acre	0.4047 hectares
1 metre	3.2881 feet	1 foot	0.3048 metres
1 kilometre	0.621 miles	1 mile	1.609 kilometres
1 gram	0.032 troy oz.	1 troy ounce	31.1 grams
1 kilogram	2.205 pounds	1 pound	0.4541 kilograms
1 tonne	1.102 short tons	1 short ton	0.907 tonnes
1 tonne	2,204.62 pounds	1 pound	0.00045 tonnes
1 gram/tonne	0.029 troy ozs./ton	1 troy ounce/ton	34.28 grams/tonne

GLOSSARY OF TERMS

Bateman	Bateman Engineering Pty. Ltd., with headquarters in Brisbane,
Australia

Bateman Canada	Bateman Engineering Canada, with headquarters in Vancouver, British
Columbia, Canada.

Boléo	El Boléo Property, Boléo District, Boléo Mining District, Boléo
copper-cobalt-zinc-manganese deposit – located just outside of Santa
Rosalía, Baja California Sur, Mexico.

CCD	Counter Current Decantation

CIM Standards	Canadian Institute of Mining, Metallurgy and Petroleum Standards on
Mineral Resources and Reserves, as adopted by CIM Council.

Cu	Copper

FDW	Fluor Daniel Wright

Fomento Minero	Comisión de Fomento Minero (Bureau of Mines)

H&S	Hellman & Schofield Pty Ltd., Sydney, Australia – economic
geological consultants

Invebaja	Invebaja, S.A. de C.V.

Ma	Millions of years

Manto	Spanish mining term for a “mineralized layer or stratum”

David Mehner	David Mehner P.Geo. – Consulting Geologist

MexTICa	The wholly owned Mexican subsidiary of TIC

Minera Curator	Minera Curator, S.A. de C.V. – Mexican subsidiary of International
Curator Resources Ltd., the name eventually changed to Minera Y
Metalurgica del Boleo, S.A. de C.V.

Mintec	Mintec International Corporation, formerly a Barbados international business corporation, formed as the parent company of Minera Curator,
S.A de C.V. Mintec was continued to British Columbia, Canada, under the British Columbia Business Corporation Act under the name
“Mintec Processing Ltd.” on November 25, 2004. Mintec is a 100%
owned subsidiary of Baja Mining Corp.

MMB	Minera y Metalurgica del Boléo, S.A de C.V., 100% owned subsidiary of Invebaja, which is 100% owned by Mintec and accordingly 100%
owned subsidiary of Baja Mining Corp. MMB owns 100% of the El
Boleo Project

Minera Terra Gaia	Minera Terra Gaia, S.A. de C.V, Mexican subsidiary of Terratech
Environmental Corporation, a Barbados International Business
Corporation.

NAFTA	North American Free Trade Agreement

NI 43-101	National Instrument 43-101 is a rule developed by the Canadian
Securities Administrators (CSA) and administered by the provincial securities commissions that govern how issuers disclose scientific and technical information about their mineral projects to the public.

Ordinary Kriging	In the estimation of ore reserves by geostatistical methods, Kriging is the use of a weighted, moving-average approach both to account for the estimated values of spatially distributed variables, and also to assess the probable error associated with the estimates. Ordinary Kriging is a variety of kriging which assumes that local means are not necessarily closely related to the population mean, and which therefore uses only the samples in the local neighborhood for the estimate

Poquiteros	Spanish term for small groups of independent miners

Retaque	Spanish term meaning “back fill”, being low grade or barren material that is minded and used to fill areas (stopes) from which ore was extracted.

SEDAR	The System for Electronic Document Analysis and Retrieval (SEDAR)
is a filing system developed for the Canadian Securities Administrators to: (1) facilitate the electronic filing of securities information as required by the securities regulatory agencies in Canada; (2)allow for the public dissemination of Canadian securities information collected in the securities filing process; and (3) provide electronic communication between electronic filers, agents and the Canadian securities regulatory agencies

Stope	An underground excavation made for the purpose of extracting mineral resources.

SX/EW	Solvent Extraction and Electro-winning - Solvent extraction (SX), sometimes called liquid ion exchange, is a means of selectively concentrating and purifying a desired element after it has been dissolved in some solution, frequently an acid leach liquor. Electro-
winning (EW) is the application of a direct electric current to a concentrated solution of metal ions to cause the deposition of high purity metal.

TIC	The Industrial Company, the Company’s principal construction contractor.

Wardrop	Wardrop Engineering Inc.

GUIDE 7 AND CIM REPORTING DEFINITIONS

     We report mineralized material under two separate standards to meet the requirements for reporting in both the U.S. and Canada. U.S. reporting requirements for disclosure of mineral properties are governed by the United States Securities and Exchange Commission (SEC) Industry Guide 7. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, commonly referred to as NI 43-101. Canadian and United States standards are substantially different

Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Mineralization, Mineralized material, mineralized deposits or Deposit

A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.

Mineral Deposit	A mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.

Mineral Reserve

Means that part of a measured mineral resource or indicated mineral resource that can be extracted legally and at a profit under economic conditions that are specified and generally accepted as reasonable by the mining industry and which is demonstrated by a preliminary feasibility study or feasibility study.

THE TERMS “MINERAL RESERVE”, “PROVEN MINERAL RESERVE”, AND “PROBABLE MINERAL RESERVE” USED IN THIS REGISTRATION STATEMENT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM (THE "CIM") STANDARDS ON MINERAL RESOURCES AND MINERAL RESERVES DEFINITIONS AND GUIDELINES ADOPTED BY THE CIM COUNCIL. IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE RESERVE DETERMINATION IS MADE.

RESERVES ARE CATEGORIZED AS FOLLOWS ON THE BASIS OF THE DEGREE OF CONFIDENCE IN THE ESTIMATE OF THE QUALITY AND GRADE OF THE DEPOSIT.

Proven Mineral Reserve means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

Proven and Probable Mineral Reserves

THE DEFINITION FOR “PROVEN MINERAL RESERVES” UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, RENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.

Probable Mineral Reserve: means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

THE DEFINITION FOR “PROBABLE MINERAL RESERVES” UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES,
IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.

Mineral Resource

Under CIM Standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

THE TERMS “MINERAL RESOURCE”, “MEASURED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “INFERRED MINERAL RESOURCE” USED IN THIS REGISTRATION STATEMENT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CIM STANDARDS. THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S.
COMPANIES. AS SUCH, INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating conditions including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate.

A mineral resource is categorized on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred Mineral Resource: Under CIM Standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM Standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM Standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

ITEM 1	INCORPORATION

Baja Mining Corp. (the “Company”, or “Baja”) was incorporated under the laws of the Province of British Columbia, Canada pursuant to the Company Act (British Columbia) (now the Business Corporations Act (British Columbia)) on July 15, 1985 under the name "Scimitar Systems Inc.".

On May 12, 1987, the Company’s name was changed to "Gypsy Resources Ltd.".

On August 24, 1988, the Company’s then existing Articles were cancelled and new Articles were adopted.

On July 5, 1989, the Company’s share capital was subdivided on a two new for one old share basis and its Memorandum was altered to increase its authorized capital to 200,000,000 common shares without par value.

On February 2, 1990, the Company’s name was changed to "Pacific Century Explorations Ltd."

On November 27, 1992, the Company’s then existing Articles were cancelled and new Articles were adopted.

On June 9, 1994, the Company’s name was changed to "Goldwater Resources Ltd.", its share capital was consolidated on a one new for five old share basis and its Memorandum was altered to increase its authorized capital to 200,000,000 common shares without par value.

On November 16, 1999, the Company’s name was changed to "First Goldwater Resources Inc.".

On November 14, 2002, the Company’s share capital was consolidated on a one new for sixteen old share basis and its Memorandum was altered to increase its authorized capital to 200,000,000 common shares without par value.

On July 19, 2004, the Company’s name was changed to "Baja Mining Corp.". This name change took effect on July 20, 2004.

On August 9, 2006, the Company amended its authorized capital by increasing it from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

The Company is currently a reporting issuer in British Columbia, Alberta and Ontario.

The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission ("SEC") in acceptable form. The Form 20-F was filed with the SEC on December 8, 2006 and cleared by the SEC on January 10, 2007.

The Company's head office and legal registered records office is located at:

Suite 2350 - 1177 West Hastings Street
Vancouver, BC, Canada V6E 2K3
Phone number: (604) 685-2323
Fax number: (604) 629-5228

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company’s material subsidiaries and holding companies. All ownership is 100%

Invebaja was incorporated under the laws of Mexico on December 28, 2007. Both of Desarrollos Y Servicios Costeros, S.A. de C.V. and Servicios Y Desarrollos Meseta Central, S.A.de C.V. were incorporated on March 4, 2008, under the laws of Mexico.

There are no restricted securities of the subsidiaries beneficially owned, controlled or directed by the Company.

ITEM 2	GENERAL DEVELOPMENT OF BUSINESS

Company History

On April 20, 2004, the Company completed a series of transactions (collectively, the "Reverse Takeover") which had the net effect of redirecting the focus of its business from oil and gas exploration and development to its current focus of mineral exploration and development. The transactions involved, and were classified as, a reverse takeover under the policies of TSX Venture Exchange ("TSXV"). The Reverse Takeover involved the following principal transactions:

(a)	The arm's length acquisition of all of the issued and outstanding share capital of Mintec International Corporation ("Mintec") in exchange for 40,000,000 common shares of the Corporation issued pro-rata to the shareholders of Mintec (the "Mintec Acquisition"). The Mintec acquisition was governed by the terms of a letter agreement dated December 2, 2003, as amended on February 12, 2004 and March 8, 2004 (collectively, the "Letter Agreement").

(b)	A private placement financing involving the issuance of 10,666,666 units at a price of $0.75 per unit for gross proceeds of $8,000,000 (the "2004 Private Placement"). Each unit consisted of one common share and one-half of one share purchase warrant (together with the share purchase warrants, issued in the short form offering, described in the next paragraph below, the "2004 Warrants") of the Corporation. One whole warrant entitles the holder to purchase one common share of the Corporation at a price of $1.15 per share. The warrants are exercisable at any time up to the close of business on April 19, 2009.

(c)	A short form offering financing (under TSX Venture Exchange Policy 4.6) for 2,666,666 units at a price of $0.75 per unit for gross proceeds of $2,000,000. Each unit was identical to those issued under the 2004 Private Placement.

(d)	The disposition of its wholly-owned subsidiary, Goldwater Energy Inc., which held the entirety of the Corporation's interests in its oil and gas prospects.

Prior to the completion of the Reverse Takeover, Mintec was a privately held company in the business of mineral exploration and development. Mintec beneficially owned all of the issued and outstanding shares of Minera y Metalurgica del Boleo S.A. de C.V., a Mexican corporation which in turn held a 100% registered and beneficial interest in the Boleo copper-cobalt-zinc-manganese mineral deposit located in Mexico (the "Boleo Property"). Mintec's focus, which became, and is still, the Company's focus upon the completion of the Reverse Takeover, was the exploration and development of the Boleo Property.

Definitive Feasibility Study

In August 2004, the Company commenced preparation of a Definitive Feasibility Study (“DFS”) on the El Boleo copper/cobalt/manganese/zinc project, located at Santa Rosalia, Baja California Sur, Mexico under the direction of Bateman Engineering Inc. Canada (“Bateman”). The ensuing three years were focused on the testwork, design and exploration activities involved in the DFS (further discussed in Item 3 below).

The Company completed all testwork and drilling in relation to the DFS in January 2007. An Updated Preliminary Economic Assessment was released on January 31, 2007 and subsequently, the full DFS report was released in May 2007.

The DFS was produced to a standard that would meet the requirements of both the owners and financial institutions to support major capital investment decisions. In addition to providing planning and design of the mine, process plant, and infrastructure, the DFS also identified operational, environmental, marketing, and financial risks and proposed methods for their management or mitigation.

The key components of the DFS include:

1.	Testing of solid liquid separation utilizing high rate thickeners in a counter-current decantation circuit (successfully completed);

2.	A two phase pilot plant to demonstrate the viability of the process flowsheet for recovery of copper metal, cobalt metal, zinc sulphate and manganese carbonate (both phases of the 2 phase pilot plant successfully completed);

3.	A test mining program to demonstrate the viability of underground mining and confirm estimated mining costs and percentage extraction of resources (successfully completed);

4.	In-fill drilling to enhance the quality of resources expected to be mined in the initial 20 years of production that currently do not meet the definition of measured or indicated resources as a result of drill- hole spacing completed;

5.	Development of project and construction schedule; and

6.	Detailed estimate of required capital construction and project operating costs.

The DFS on the Boleo Property and development of the same is described further in Item 3 of this document. As a result of significant escalation in the capital cost of equipment over the past two years, the Company is currently concluding a re-costing of all major capital components of the DFS to provide an updated capital cost estimate for bank financing purposes. The revised estimate is anticipated to be available for public dissemination in early April 2008.

Environmental Permitting and Progress

On May 8th, 2006, the Environmental Impact Manifest (“EIM”) was filed with the Mexican Federal environmental agency, SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales) for approval of the development of Boleo. On November 26, 2006, SEMARNAT approved the EIM. This approval allowed the Company to start construction and operation activities at the Boleo Project and was a key step to obtaining other required permits. In August 2007, the Company was advised by SEMARNAT that it had authorized the change in land use for the property on which the Boleo Project will be developed as per the requirements of the Mexican Law for Sustainable Forestry Development. This authorization involved an initial payment, for the first five years of disturbance, of approximately US$550,000 in compensatory duties to the National Commission for Forestry (CONAFOR) to be applied in rehabilitation projects in the State of Baja California Sur. The granting of this authorization was a crucial step in the progress of El Boleo and allowed construction activities to proceed. The granting of this permit reconfirmed that Boleo is feasible from an environmental, as well as an economic, perspective. Issuance of the permit came earlier than expected and allowed for an expedited start-up of construction activities. The Company’s construction contractor mobilized their crew to start cacti relocation from areas where the surface will be disturbed due to site construction activities.

Construction Financing Activities

In June 2007, the Company and its financial advisor, Endeavour Financial International Corporation, distributed an Information Memorandum to banks for the primary financing of the Boleo project. Preliminary discussion on offtake agreements and subordinated debt financing began at this time as well. As expected, Expressions of Interest and indicative terms were received throughout the summer of 2007. In September 2007, the Company announced the arrangement of an underwritten commitment with Bayerische Hypo-und Vereinsbank AG, a member of the UniCredit Group (“UniCredit”) as Mandated Lead Arranger to arrange and underwrite a limited-recourse term loan facility in an aggregate principal amount of up to US$475 million (the “Term Loan Facility”), as well as a cost overrun loan facility in an aggregate principal amount of US$40 million (the “Cost Overrun Facility” and together with the Term Loan Facility, the “Facilities”) to Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), Mexico, the Company’s wholly owned subsidiary. Also, on September 13, 2007, the Company announced agreements for the private placement of 24,215,000 Units at a price of $1.86 per Unit for gross proceeds of $45,039,900. The senior financing commitment has received all necessary credit approvals, subject to finalization of the capital cost update and other standard terms and conditions precedent agreed to by the Company and UniCredit.

On November 13, 2007, MMB entered into an agreement with Caterpillar Financial SARL (“Cat Financial (Zurich)”), of Zurich, Switzerland, to act as Arranger and Provider in relation to an Equipment Lease Facility (the “Equipment Facility”) in an aggregate principal amount of up to US$64 million. The proceeds of the Equipment Facility will be used for the financing of mobile (underground and surface) equipment in connection with Boleo. The Equipment Facility has a final maturity date of 8 years from inital drawdown. The agreement is subject to the satisfaction of various conditions precedent. The Company will act as guarantor of the transaction. Further information on the primary debt facility, the $45+ million equity placement, and the Equipment Facility, along with information pertaining to all financings that have been arranged since 2004, can be found in a subsequent section entitled “Financings”.

New Vice President Appointed

On September 6, 2007 Michael F. Shaw, P.E., was appointed Vice President - Engineering and Construction for the Company’s comprehensive Boleo Project team. Mr. Shaw graduated from the University of Texas, El Paso with a Bachelor of Science in Chemistry and a Master of Science in Metallurgical Engineering, in 1970 and 1975, respectively. Mr. Shaw has over 38 years experience in the mining and metals industry, with 25 of those years dedicated to project engineering and construction management, mostly in Latin America. He recently worked for Newmont Mining Corporation as Project Director for the Minas Congas Project in northern Peru, a multi billion dollar semi-grassroots copper gold project.

Mr. Shaw also held the title of Regional Director of Projects and was responsible for project execution in Africa. From 1999 to 2005 he held the position of Vice President, Project Manager of Apex Silver Mines Corporation out of Denver, Colorado. Mr. Shaw was responsible for engineering, permitting, construction and start-up of the San Cristobal zinc/lead/silver mine project in Bolivia. He participated in the finalization of the feasibility study and then continued to lead the preparation of basic engineering and permitting for the project. Mr. Shaw has been instrumental in the engineering, construction and start-up of numerous copper, gold and nickel projects globally, both as an operator and engineer-constructor from 1969 to present, including the Tiomin Resources, Inc. Cerro Colorado copper deposit in Panama, CODELCO projects in Chile, for Cyprus in Peru, and various projects for Phelps Dodge Corporation. Mr. Shaw also served as Project Manager for Bechtel and Davy McKee (now Aker Kvaerner). Mr. Shaw’s experience in the last 25 years has largely focused on project development throughout Latin America. Mr. Shaw is a member of the SME, MMSA and has been admitted as a professional engineer in California, Arizona and New Mexico.

New Chief Financial Officer Appointed

On December 12, 2007 Rowland Wallenius was promoted to Chief Financial Officer to replace Robert Mouat, who had acted as CFO since April 22, 2005. Robert Mouat is one of the founders of the Company and had agreed to act as CFO after the former CFO resigned to pursue other endeavours.

Mr. Wallenius joined the Company in November 2006 as Controller and has been responsible for accounting and treasury, as well as upgrading the internal controls of the Company. Mr. Wallenius has also assisted the President of the Company with the arrangement of a major underwritten debt facility and worked with the Corporate Secretary to develop new and updated corporate policies. Mr. Wallenius has been, and continues to be, an integral member of the Company’s management team, with his input being necessary to improve the sophistication and reliability of the infrastructure and controls required to move the El Boleo Project through construction and into production. Mr. Wallenius graduated with a Bachelors of Business Administration in Accounting from Simon Fraser University, Burnaby, British Columbia in 1993 and became a Chartered Accountant in 1996. He worked as a Chartered Accountant for BDO Dunwoody and Collins Barrow, focusing on public company auditing.

Resignation of Vice President Corporate Development

Also, on December 12, 2007, Mr. William Murray resigned as Vice President – Corporate Development. Mr. Murray is also a director and Chairman of Polymet Mining Corp. and considering the stage of development of the two companies it was mutually agreed that he would resign his duties with the Company in order to devote all his time to Polymet. Mr. Murray has a long standing history with El Boleo and the Company. Mr. Murray has advised the Company that he does not propose to stand for re-election to the Board of Directors at the Annual General and Special Meeting of Shareholders, scheduled for May 1, 2008.

Construction Contractors Mobilized

In June 2007, the Company contracted The Industrial Company (“TIC”) as its construction contractor. TIC, which has extensive construction experience in Mexico, has been assisting the engineers by conducting constructability reviews and participating in development of local pricing and schedules. TIC is a direct-hire, heavy industrial contractor providing world-class construction expertise throughout North America, including the U.S., Canada and Mexico. TIC’s construction work in Mexico is conducted through its wholly owned subsidiary, MexTICa. TIC is privately owned, and had 2006 revenues in excess of $1.7 billion.

TIC mobilized to site in late August 2007, after the Company’s Change of Land Use permit was received. Construction activities began on site one month earlier than expected due to the early receipt of the Change of Land Use permit. A team of approximately 100 people commenced the cactus inventory, quarantine and relocation program at the proposed plant location and construction camp site in accordance with the Company’s environmental permits. Phase I of cacti relocation has been completed.

Landfill Relocation

The Company and the local authorities of Santa Rosalia have also been working in a cooperative effort to remediate the town’s existing landfill, located on the Company’s land, and to develop a controlled facility in a new location to the north on land being donated by the Company for such purpose.

Construction Camp

In January 2008, the Company announced hat it had placed orders for the Construction Camp and several critical path items, with long delivery times, in order to keep the overall schedule on track for start-up of Boleo.

The anticipated peak work force during construction is anticipated to be approximately 2,500 people. The construction camp will be built in two phases, with the first phase being able to accommodate 1,000 workers. In January 2008, the Company awarded the contract for the construction of the first phase of the camp, with expected completion in the second quarter of 2008. With over 100 people on site in January 2008, the early delivery of the main camp will enable the accelerated pace of construction to continue. All of the water for the camp and construction, prior to start-up of the process plant, will be provided by a reverse osmosis desalination plant which has also been purchased. It is anticipated that the second phase of the camp, with capacity for up to 2,200 workers, will not be required until 2009.

Acid Plant and Power Generation Facilities

The Acid Plant and Power Cogeneration (Cogen) Plant are both critical path items in the construction schedule. Accordingly, to ensure their timely availability in 2009, the Company has placed the order for a 46 megawatt turbine and generator (TG) set, which has been identified as the single longest lead item. The cost of this TG package is approximately US$10 million. Delivery is expected in 18-22 months (between June and October 2009). The Cogen Plant is an integral part of the acid plant and utilizes heat recovered from the burning of sulphur to generate power. When fully operational, it is anticipated that this facility will provide almost all of the power required for the mine and process plant. In addition, the Company has issued a “Letter of Award and Limited Authorization to Proceed” to SNC-Lavalin Inc. for basic engineering and procurement services for the 2400 tonnes-per-day acid plant, complete with heat recovery system and the 46 MW turbo generator package. The parties are currently working on concluding a definitive agreement for all services; however work has commenced based on the award.

Financings – 2005-2007

As the Company is currently in the development stage, equity issues have been necessary to raise capital for the DFS and development of the Boleo Property. There have been a number of private placements subsequent to the 2004 Private Placement.

During March, 2005, the Company completed two equity issues totaling 2,100,000 units at $0.60 per unit for gross proceeds of $1,260,000. Each unit consisted of one share and one half share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.15 for a period of two years from issue (extended to five years upon the Company achieving Tier 1 status on the TSX-V on August 25, 2006). One million warrants issued as part of this placement were exercised to date, leaving 50,000 warrants from this placement outstanding.

During November 2005 – the Company completed a private non-brokered placement of 1,426,678 units at $0.35 per unit, realizing gross proceeds of $499,337. Each unit consisted of one share and one half-share purchase warrant. Two share purchase warrants entitled the holder to acquire one share at $0.45 within two years of issue. All warrants issued as part of this placement have now been exercised.

During December 2005, the Company completed (a) a private non-brokered placement of 1,978,571 units at $0.35 per unit, realizing gross proceeds of $692,500; (b) a private non-brokered placement of 1,000,000 units at $0.35 per unit, realizing gross proceeds of $350,000 (finder’s fees relating to this issue amounted to $33,750 settled in cash); and (c) a private brokered placement of 5,255,715 units at $0.35 per unit, realizing gross proceeds of $1,839,500. (Agent’s fees relating to this issue amounted to $186,581 settled in cash). Each unit consists of one share and one half-share purchase warrant. One whole share purchase warrant entitled the holder to acquire one share at $0.45 within two years of issue. All warrants issued as part of this placement have now been exercised.

In April 2006, the Company completed an equity issue of 25,555,556 units at a price of $0.90 per Unit to net cash proceeds of $21,600,729, after deductions of agents’ commissions, finders’ fees and legal and general expenses related to the issue. Each unit consisted of one share and one-half a share purchase warrant. One whole warrant allows the holder to purchase a further share at a price of $1.25 per share until April 13, 2008 (extended to April 13, 2011 on the Company achieving Tier 1 status on the TSX-V on August 25, 2006). The warrants provide that in the event that the common shares trade at a closing price on the TSX of greater than $2.50 per share for a period of 20 consecutive trading days at any time after four months and one day after the closing date, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the warrants will expire on the 60th day after the date on which such notice is given by the Company. 3,658,110 warrants issued as part of this private placement have been exercised to date, leaving 9,119,664 warrants from this placement outstanding.

In September 2007, the Company entered into an underwritten commitment with Bayerische Hypo-und Vereinsbank AG (HVB), a member of the UniCredit Group (“UniCredit”) as Mandated Lead Arranger to arrange and underwrite a limited-recourse term loan facility in an aggregate principal amount of up to US$475 million (the “Term Loan Facility”), as well as a cost overrun loan facility in an aggregate principal amount of US$40 million (the “Cost Overrun Facility” and together with the Term Loan Facility, the “Facilities”) to Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), Mexico. UniCredit will be the sole arranger and underwriter of the Facilities. The proceeds of the Facilities will be used to partly finance the development, construction and working capital costs of the El Boleo project (the “Project”), located in Santa Rosalia, Baja California Sur, Mexico, which is 100% owned by the Company. The Term Sheet for the Term Loan Facility provides for up to US$475 million that will be available to the Company’s wholly owned Mexican subsidiary, MMB, following completion of loan and security documentation, as well as satisfaction of various agreed terms and conditions. The Term Loan Facility has a final maturity date of 12 years from the date on which the principal finance documents are duly executed (the “Closing Date”), is secured against the assets of MMB, and guaranteed until Project completion by the Company. The Cost Overrun Facility provides up to US$40 million to fund qualifying capital cost overruns in the development and construction of the Project. The Cost Overrun Facility has a final maturity date of 8 years from the Closing Date, is secured against the assets of MMB and guaranteed until Project completion by the

Company. The senior financing commitment has received all necessary credit approvals and is subject only to finalization of due diligence and other standard terms and conditions agreed to by the Company and UniCredit; including review of the updated capital cost estimate and availability of all necessary funds for construction

In October 2007 the Company completed a private placement of 24,215,000 Units at a price of $1.86 per Unit for gross proceeds of $45,039,900. The private placement consisted of a non-brokered placement of 16,150,000 Units, with 8,075,000 units placed with each of HVB and Endeavour Mining Capital Corp (EMCC) (which closed September 24, 2007) and an underwriting on a “Bought Deal” basis of a further 8,065,000 Units by Versant Partners, of Toronto, Ontario (which closed October 16, 2007). Each unit consisted of one common share and 0.65 of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $2.50 for 60 months from the respective closing dates. In the event that the common shares of the Company trade on the Toronto Stock Exchange (“TSX”) (or any other stock exchange on which the common shares of the Company are then listed )at a closing price of greater than $5.00 per common share for a period of 20 consecutive trading days at any time after the applicable hold period, the Company may accelerate the expiry date of the Warrants by giving notice to the holder hereof, and in such case the Warrants will expire on the 60th day after the date on which such notice is given by the Company.

The Company announced on September 4, 2007 that it had entered into a bridge loan facility (the “Bridge Loan Facility”) with Endeavour Mining Capital Corp. (“Endeavour”) for an aggregate principal amount of up to US$10 million to finance the purchase of long-lead order equipment required for the development of the Boleo Project. The Bridge Loan Facility consisted of a US$10 million non-revolving term facility that could be drawn down in four tranches of US$2.5 million on or before October 12, 2007. The Bridge Loan facility was replaced with the $15 million equity placement to EMCC discussed above. A commitment fee was paid to Endeavour Financial; however as no funds were drawn under the facility, no share purchase warrants were issued to EMCC under such facility.

In November 2007, MMB entered into an agreement with Cat Financial (Zurich) to act as Arranger and Provider in relation to an Equipment Facility in an aggregate principal amount of up to US$64 million. The proceeds of the Equipment Facility will be used for the financing of mobile (underground and surface) equipment in connection with the Boleo Project. The Equipment Facility has a final maturity date of 7 years from initial drawdown. The Agreement is subject to the satisfaction of various conditions precedent. The Company will act as guarantor of the transaction. Caterpillar Financial (Zurich) is the structured trade and project finance arm of Cat Financial, which itself is a wholly-owned subsidiary of Caterpillar Inc. Cat Financial provides a wide range of financing alternatives for Caterpillar machinery and engines, Solar® gas turbines, as well as other equipment and marine vessels. The company also extends loans to customers and dealers. Cat Financial has offices and subsidiaries located throughout the Americas, Asia, Australia, and Europe, with headquarters in Nashville, Tennessee, USA.

ITEM 3	NARRATIVE DESCRIPTION OF BUSINESS

General Overview ~ El Boleo Property

Definitive Feasibility Study

In August 2004, Baja commissioned Bateman to begin a DFS on the Boleo Property. Wardrop Engineering Inc. (“Wardrop”) was retained by Bateman to assist in non-process related engineering. The focus of the Company since that time has been the successful completion of various testwork, design and site activities in order to determine the viability of placing the Boleo Property into production to produce copper metal, cobalt metal, zinc sulphate and an intermediate manganese product such as manganese carbonate or manganese sulphate. All technical work in regard to the process plant for the DFS was completed in July 2006. An in-fill drill program totaling approximately 38,000 meters to enhance mineral resources to “Measure and Indicated Resources” was completed as of December 31, 2006.

The Company published an Updated Preliminary Economic Assessment (“Updated PEA”) of the Boleo Property, dated January 31, 2007. The Updated PEA incorporated the results of the first 20,000 metres of the in-fill drilling program that was completed in early October 2006, as well as a capital cost estimate that has been prepared by Bateman and Wardrop for the process plant.

Assay results from the remaining 18,000 metres of the program (drilling from October to December 2006) were received in January 2007 and were incorporated into the DFS report.

In May 2007, the final full DFS report was released as well as a DFS Summary Report, which complied with National Instrument 43-101(NI 43-101) guidelines. The NI 43-101 compliant report can be found on the Company’s website (www.bajamining.com) as well as on SEDAR (www.sedar.com) under the Company’s profile.

History of El Boleo

The discovery of copper in the Boléo District occurred in 1868, and was followed in 1872 with mining and hand sorting high-grade oxidized copper ores from trenches and open cuts for shipment to smelters in Europe, Guaymas and Mexico.

In 1885 the Compagnie du Boléo (later to be known in Mexico as the Compania del Boléo, S.A. – the "Boléo Company") was formed in Paris, and systematic mining operations were organised later that same year with early work involving the development of several mines and construction of a smelter, port facility, town site, and other infrastructure.

The Boléo Company was active from 1885 to 1938, when it went into liquidation. However, operations continued on a reduced scale until 1948, when the company was reorganized as the Boléo Estudios y Inversiones Mineras, S.A.

Smelting operations were initially suspended in 1954 when operations were taken over by the Compañia Minera Santa Rosalía, S.A., jointly owned by Federal and State Governments and private Mexican interests and managed by the Comisión de Fomento Minera (Bureau of Mines) ("Fomento Minera"). Fomento Minera attempted to sustain copper production by re-opening the smelter and building a leach-precipitation-flotation (Leach Precipitation Flotation) plant to treat dump material and small amounts of underground ore. The smelter continued operation, treating material produced by poquiteros and concentrates from offshore, until final closure in 1985.

During the 1960s and early 1970s, the Compañia Minera Santa Rosalía S.A, in an effort to find more mineralization for the Leach Precipitation Flotation plant, commenced an underground program in which it blocked out a measured resource of backfill material in the Apollo Mine area reported to be in the order of 660,000 tonnes grading about 1.60% copper, with unknown cobalt and zinc content. This material was never mined due to lack of funding.

Period of Activity	Tonnes Mined	Average Copper Grade	Tonnes Copper Produced
To 1884	~54,400	24.0%	~10,400
1888-1947	13,622,327	4.81%	540,334
1948-1952	817,300	3.95%	~27,000
1953-1972	1,118,200	3.95%	~36,500
1973-1985	720,900	3.02%	~18,000
1964-1972	2,500,000	1.40%	n/a

Between about 1964 and 1972, about 2.5 million tonnes averaging 1.4% Cu are believed to have been recovered from old dumps, and to a lesser extent by poquiteros from small scale workings.

After cessation of operations in the 1980's, the bulk of the district was placed into the Mexican Strategic National Mining Reserve ("Mexican Strategic National Mining Reserve"). Some months after the release of the ground from the Mexican Strategic National Mining Reserve in 1991, much of the district was acquired by Minera Terra Gaia S.A. de C.V. ("Minera Terra Gaia"), a Mexican company wholly-owned by Terratech. In 1993, Minera Terra Gaia optioned the concessions to International Curator Resources Ltd. (“International Curator”)(now known as Canadian Gold Hunter Inc., a TSX listed company), retaining a significant net revenue interest in the property. Terratech is a wholly-owned subsidiary of Tek Terra Corporation ("Tek Terra"), of Barbados, which company is owned by the Pre-Reverse Takeover shareholders of Mintec.

Work by International Curator culminated in the issuance of a pre-feasibility study in 1997. The study was preliminary in nature and not intended to be a definitive statement of resource or reserve estimates. The International Curator pre-feasibility study contemplated a conventional open-pit mine with on-site processing utilizing a hydrometallurgical plant producing copper, zinc, and cobalt cathode with an option to produce a cobalt sulphide product instead of cathode. Metal recovery was expected to involve acid leaching, with copper, cobalt, and zinc recovered from the leach slurry using an in-pulp method of recovery. In 2001, following a significant decline in metal prices, International Curator withdrew from the project by reverting back its interest in Mintec and the Boléo concessions to Terratech.

After regaining ownership, Mintec (under the control of Terratech), carried out only limited field exploration work. Instead, Mintec concentrated on a complete geological, mining, and processing review of the project. This included an independent review of the open-pit copper-cobalt-zinc reserves, a preliminary determination of underground resources, an in-depth review of alternate ore processing flowsheets, and an investigation into alternative mining methods. This review was followed in February 2002 by a pre-feasibility study prepared by Bateman Engineering, Pty. Limited ("Bateman Engineering Study (2002)"), of Brisbane, Australia, which study utilized the then existing technical data to develop a streamlined hydrometallurgical flowsheet (from that proposed in the International Curator pre-feasibility study); incorporating recent advances in solid-liquid separation technology, for the recovery of copper metal, cobalt metal and zinc sulphate.

Following Bateman Engineering’s assessment, Mintec embarked on a corporate re-organization based on the belief that the process flowsheet proposed in the Bateman Engineering Study (2002), if proved viable through future metallurgical testing, would improve project economics and possible commercial viability. In April 2002, as part of this restructuring, Tek Terra caused its subsidiary corporations (Minera Terra Gaia & Terratech) to transfer to Mintec’s wholly owned Mexican subsidiary, MMB, all of the rights to the copper-cobalt concessions, as described above, such that MMB became the registered owner of a 100% interest in the Boléo copper-cobalt-zinc-manganese concessions. Tek Terra subsequently distributed by dividend all of the shares of Mintec to the shareholders of Tek Terra culminating in the completion of the Reverse Takeover in 2004.

Property Description & Title

Geographic Location, Property Size and Claim Information

The Company's El Boléo Property is located adjacent to the old town of Santa Rosalia on tidewater on the east coast of the Baja peninsula overlooking the Golfo de California (Gulf) in the province of Baja California Sur, Mexico. Santa Rosalía is approximately 180 kms (2 - 3 hours drive) north of the coastal town of Loreto and approximately 850 km. south of San Diego, California, U.S.A.

El Boleo Location Map

Accessibility

Access for construction equipment would principally be by the Trans-peninsular highway from the United States border. The highway passes through Santa Rosalia and carries heavy traffic volumes year round. Equipment could also be brought in by barge to the port of Santa Rosalia or the Pacific Coast marine facilities at Guerro Negro, or at a temporary barge facility near the site. There are regular scheduled air services from the United States of America and mainland Mexico to both Loreto and to La Paz (a six hour drive to the south of Santa Rosalia). The closest private airstrip is at Palo Verde a half hour drive away. Port facilities at Santa Rosalia, which serviced the copper mine until 1985, are still being used twice a week by a ferry service to the mainland at Guaymas.

The Boleo property consists of 18 total exploitation mineral concessions covering 19,519 ha, of which 17 concessions are contiguous. The “San Bruno” concession is not contiguous and is located 30 km south of Sta. Rosalía in the San Bruno basin area. The titled concessions are listed in the table below. One concession is in the process of becoming titled (“San Luciano 5”claim). It should be noted as of January 1st, 2006, all claims in Mexico are “Concesiones Unicas” (Sole Concessions) and the older classification of Exploration claims evolving after 6 years to Exploitation claims is no longer applicable or in use.

Boleo Property - Sole Concessions – January 2007

Claim	Title No.	Surface Area (ha)	Date Initiated	Expiry Date	Annual Taxes
El Boleo	218082	4,975.6132	Sept. 29-2000	Sept. 28-2050	285,004
El Boleo I	218092	72.4463	Aug. 31-2000	Aug. 30-2050	4,150
El Boleo19, 256.1872 II fracc. Uno	218179	1,296.6156	Sept. 29-2000	Sept. 28-2050	74,270
El Boleo II fracc. Uno A	218180	507.2841	Sept. 29-2000	Sept. 28-2050	29,058
Boleo III	212148	224.6410	Aug. 31-2000	Aug. 30-2050	12,868
Nuevo San Luciano	214189	150.0000	Aug. 10-2001	Aug. 9-2051	4,272
Boleo II fracc. IV	218975	267.1579	Jan. 28-2003	Jan. 27-2053	7,608
Boleo X fracc. 5	211055	1.3829	Mar. 24-2000	Mar. 23-2050	80
Boleo X fracc. 8	211058	3.9486	Mar. 24-2000	Mar. 23-2050	226
Boleo X fracc. 9	211059	9.9612	Mar. 24-2000	Mar. 23-2050	570
Boleo X fracc 12	211062	3.1241	Mar. 24-2000	Mar. 23-2050	178
Boleo X fracc 16	211066	0.0068	Mar. 24-2000	Mar. 23-2050	2
Biarritz B	219819	0.0055	April 16-2003	April 15-2053	2
San Luciano 2	220740	670.0000	Sept. 30-2003	Sept. 29-2053	9,220
San Luciano 3	221073	1,899.0000	Nov. 19-2003	Nov.18-2053	26,130
San Bruno	222772	8,783.0000	Aug. 27-2004	Aug. 26-2054	120,854
San Luciano 4	223358	392.0000	Dic. 3-2004	Dic.2-2054	5,394
San Luciano 5	E-429	263.0000
Total (Pesos)		19,519.1872			579,886
Total (US$)					53,635

Note: the exchange rate used is Pesos 10.8116 =US$1

Infrastructure

Santa Rosalía lies on the main asphalted highway, Route 1, which runs the length of the Baja peninsula. A vehicle and passenger ferry provides a regular service across the Gulf between Santa Rosalía and Guaymas, while there are regular commercial flights between other parts of Mexico and Loreto. There are also almost-daily commercial flights between Loreto and Los Angeles. The Loreto airfield is large enough to accommodate Boeing 737 size aircraft, and is frequented by commercial (Alaska Airlines, Delta Airlines, Aeroliteral, Mexicana), charter and light private aircraft, mostly carrying tourists and sport fishermen from the U.S.

Access for construction materials and equipment would principally be by the Trans-Peninsular Highway (Route 1), which carries heavy traffic volumes year round, or by barge to a temporary facility. An alternative to road transport for heavy construction equipment and bulk project supplies would be the port of Santa Rosalía and the Pacific Coast marine facilities at Guerro Negro, and possibly the port for export of gypsum approximately 17 kilometers north of the project owned by Companie de Caopas S.A. de C.V. The Company’s current preference is to install a temporary barge facility near the proposed plant site.

Although the area has been extensively mined and is scattered with dumps and other relics of that mining activity, the project site is almost devoid of useful infrastructure. Several kilometers of drill access tracks have been developed over the years. A roofed structure within a fenced enclosure, situated approximately 1 km west of the main public road running north from Santa Rosalía (Route 1) was constructed by MMB in 2002 as a site improvement measure and could be used for ongoing project development activities, though it currently has no power, sanitation or water supply. An adequate power supply is not commercially available in the area and current development plans call for the Company installing a diesel generated power plant as well as a co-generation plant utilizing excess heat from a planned acid plant to generate the majority of the power requirements. An adequate supply of potable water does not exist in the area. Accordingly, any process facility will primarily utilize sea water, with required potable water generated in a desalination plant.

A test underground mine and portal site was constructed in 2005 near the Texcoco area of the Boleo arroyo and is currently idle. The site was used to conduct underground mining tests for geotechnical information and mine equipment evaluations. The site includes:

  an over-the-road container trailer modified to house a diesel electrical generator, cap lamp light rack, mining supplies and some tools several lean-to sheds for roof bolt supply storage and temporary office a fuel tank (w/containment)

  a small mine fan (blowing pressure)

  steel tunnel cowling

  mine supplies consisting of wooden props, 8 ft, 7/8" headed rebar roof bolts, plates, wire mesh and steel strapping several pieces of underground mine equipment, including a “roadheader” style of continuous miner, electrical power center, diesel LHD, two diesel mine trucks, and a portable hydraulic roof drilling machine.

At present, there are no plans to continue mining via these portals.

Environmental

The Boleo Property lies in the buffer zone of the “El Vizcaino” Natural Protected Area (“El Vizcaino”). El Vizcaino was established through a decree issued by the executive branch of the Federal Government on December 5, 1988. Its management plan was published on September 1, 2000.

The major points of the management plan as related to the Boleo Project are as follows:

a)	The plan, officially and specifically, recognizes the existence of three mining operations:

Salt production at Guerrero Negro;

Gypsum extraction at Santa Rosalia; and

Metallic mining project (copper and cobalt – El Boleo) in its early stages of development at Santa Rosalia.

b)	The zoning plan established for the Natural Protected Area allows for the execution of new mining operations in the buffer zone once the Company has met Federal, State and Municipal environmental requirements and has been granted an environmental impact authorization.

During 2006, the Company successfully completed the integration of a regional Environmental Impact Manifest that was requested by the authorities in light of the size and complexity of the project and the sensitivity of the area where it will be located. This document was used to assess the actual interaction of the project with the environment and to form the foundation of the construction and operating permit. The following steps have been completed by the Company to date:

  Environmental Impact Resolution for Exploration Activities – Permit issued on October 8, 2004 with a validity of 2 years. The permit was extended through to the end of 2007 to cover all additional exploration activities;

  Authorization of Exploration Activities in a Natural Protected Area – Authorization issued on November 18, 2004 with a validity of one year. The permit was extended through June of 2007 to cover all additional exploration activities and is not expected to require renewal;

  Environmental Impact Resolution for Construction and Operating Activities – Permit issued on December 7, 2006. The permit is valid through the estimated life of the mine of 20 years and is extendable upon request.

  Agreement reached with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere – December 12, 2006.

  Issuance of the Change of Land Use Permit for the property on which the Boleo Project will be developed as per the requirements of the Mexican Law for Sustainable Forestry Development – Permit issued August 21, 2007.

  Completion of Phase 1 of Flora and Fauna Rescue Program – January 2008.

  Solid waste disposal - In cooperation with the town, the company has moved forward with assisting in the appropriate disposal of solid waste.

  In order to begin development of the property, we anticipate that the following permits will be required:

  Federal Land Occupation Permit (Tailings Dam and Federal shoreline)

  Permit for Power Generation for Self Supply

  Water Discharge Permit

  Construction of the temporary marine construction wharf

  Upon the issuance of the construction and operation permit, the Company initiated a public consultation process aimed at winning the trust and acceptance of the project among the community of Santa Rosalia. The process follows the guidelines issued by the World Bank to ensure that, in projects of this size, all opinions are heard and taken into consideration. Additionally, the Company has initiated the baseline studies needed to integrate an environmental impact manifest applicable for the private maritime terminal that will be required for bulk materials supply and finished product shipment.

  The Company entered into an agreement between the Commission of Naturally Protected Areas (CONANP), Bank Monex, Ecobanco, a Mexican non-profit organization, and the Company to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The compensation fund commenced with a payment of US$100,000 on January 31, 2007 and the issuance of three Special Warrants for an aggregate of 180,000 Common Shares of the Company. One Special Warrant will mature in each of February, 2009, 2010 and 2011. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant. The Special Warrants contain provision for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

  The establishment of an environmental compensation agreement was a condition under which the Mexican Federal Environmental Agency (Secretaria de Medio Ambiente y Recursos Naturales – “SEMARNAT”) approved the Environmental Impact Manifest for the Company’s El Boleo copper-cobalt-zinc-manganese Project. The Agreement was executed with CONANP, MMB, and ECOBANCA, Association Civil (a Mexican non-profit organization). Under such agreement, the parties have agreed to create a “Technical Subcommittee”, to manage the resources committed under the agreement and to establish and supervise work programs within the El Vizcaino Biosphere. The Company, or its subsidiary, will have a representative on the Technical Subcommittee.

  On August 21, 2007, the Change of Land Use Permit for the property on which the Boleo Project will be developed was issued as per the requirements of the Mexican Law for Sustainable Forestry Development. The authorization came earlier than expected, allowing construction activities to begin on site sooner than expected. This authorization involved payment of approximately US$550,000 in compensatory duties to the National Commission for Forestry (CONAFOR) to be applied in rehabilitation projects in the State of Baja California Sur.

  The Company’s construction contractor, TIC, and their Mexican subsidiary, MexTICa, mobilized their crew to site in August 2007 to start cacti relocation from areas where the surface will be disturbed due to site construction activities. Phase 1 of the relocation program was completed in January 2008.

  Environmental Action Plan

  The Company currently is a single purpose company, that purpose being the development of the Boleo Project, Baja California Sur, Mexico.  El Boleo is an historic mine in Mexico and the project site has numerous mine workings including building foundations, underground portals, shatts and open pits.  There is also the remnants of a former leach precipitation plant (the “LPF Plan”), where the Mexican mining agency  “Fomento Minero” attempted to use a sulphuric acid leach process in the late 1950’s and early 1960’s to recover copper.  In addition, there is a small (2 million tones) tailings dam from the LPF Plant and the skeleton of the original smelter, built in 1920’s to process run-of-mine ore by the French “Compagnie de Boleo”.  None of the LPF plant, LPF tailings dam or the former smelter are on land owned or controlled by the Company, nor does the Company have any environmental responsibility or liability with respect to these sites.

  The majority of the project is located in the buffer zone of El Vizcaino and as discussed in Note 7 to the Company’s audited 2007 year-end Financial Statements, the Company has established a compensation arrangement with Mexican Commission for natural Protected Areas El Vizcaino; under which it has deposited US$100,000 into a Compensation fund, as well as three special warrats totaling US$1.1 million to partially fund the remedial work within Vizcaino.  This fund may be used in other areas of the Biosphere and not necessarily at the mine site where remediation will be part of the mines normal reclamation program.

  Early work by the Company, prior to commencing construction activities, have included remediation of the existing uncontrolled landfill (garbage dump) utilized by the town to dispose of both community trash as well as waste from the local squid packing plants.  Reclamation has been done under the Company’s control and at its expense, with the cooperation of local and state authorities and with the guidance of the Company’s environmental consultants.  A temporary disposal facility have been developed, pending construction of more permanent facility on land to the north of the project owned by the Company and which will be donated to the community.  Cost of remediation to date has been approximately $165,000 and is included as part of preliminary costs leading to construction.

  The mine, mill and tailings facilities will disturb approximately 568 hectares of land during its first six years and more than 700 hectares over its initial 25 year mine life.  A mine closure and reclamation plan has been prepared and submitted to SEMARNAT, the Mexican Federal Environmental Agency.  Total cost reclamation and closure costs over the life of mine are currently estimated to be US$35 million.  No financial reserve has yet been established in the Company’s financial statements for reclamation.  It is anticipated that a sinking fund will be established once production commences to provide a fund for reclamation.

  The Company will, over the life of the Boleo Project, close approximately 33 mine portals.  As portals are closed, in accordance with mine plans, the affected area will be remedied.  Remedial costs for each portal site are currently estimated to be US$10,000.  Considering the annual projected operating budget (once full operation is achieved in 2010-2011) is of the order of US$100 million per year, the cost of remediation is not considered material.  Annual environmental monitoring costs are currently approximately US$12,000 and as operation commences will increase to approximately US$25,000/year.  Again, in relation the annual operating budget, this number is not considered material.

  An area of potencial concern would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure in contrast to idling the mine.  The expected cost of reclamation from an early closure is estimated at between $10 million and $15 million, depending on the amount of surface disturbance at the time and the cost of remediation of the plant site, assuming a decision was made to permanently close the mine.  In these circumstances, it is expected that the salvage value of the plant and equipment would adequately cover reclamation costs if the Company did not otherwise have available funds.

  As noted elsewhere, as part of the Company’s Environmental Impact Manifest approval, the Company was required to identify local flora and fauna species that would be affected by its operation and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species.  The phase 1 removal and relocation program in the landfill and place site areas has now been completed at an approximate cost of US$ 135,000.

  The Company has demonstrated its commitment to environmental matters and will conduct continuous monitoring programs over the life-of-mine at an anticipated annual cost of US$25,000.

  Geological Setting at El Boleo

  Regional Geology

  The Boléo deposits occur within the Boléo sub-basin of the Santa Rosalia basin. This basin formed as a result of Miocene rifting in the Gulf of California extensional province (Figure 3). The northward extension of this province is the Basin and Range province of the southwest United States.

  El Boléo Geological Setting

  The timing of initial rifting varies from 13 Ma to 8 Ma. In the Boléo District, which is located near the western edge of the Gulf extensional province, rifting is believed to have started some time after 10 Ma (Sawlan and Smith, 1984).

  The early rifting direction was east-northeast and produced north-northwest oriented basins and ranges in basement Miocene volcanic rocks flanking the rift axis. The latest movement, occurring after the Gulf transform and San Andreas wrench-fault systems were initiated, has been right-lateral oblique movement (Stock and Hodges, 1989). This has moved Baja California approximately 350 km. northwest relative to mainland Mexico and has created a number of deep pull-apart basins along the axis of the Gulf of California (Bailes, et al., 2001).

  Stratigraphically the Boléo copper-cobalt-zinc manganese deposits occur within the late Miocene age succession of fine to coarse clastic sedimentary rocks of the Boléo Formation, lying unconformably on andesitic rocks of early to middle Miocene age called the Comondú Volcanics. The Boléo Formation is characterized by a number of coarsening upward cycles of sediments that are believed to represent deltaic deposition in a shallow, near-shore marine basin. The upper part of the formation has been locally eroded and unconformably overlain by similar but barren and fossil-rich sedimentary successions of Pliocene and Pleistocene age delta and beach deposits, known as the Gloria, Infierno and Santa Rosalía Formations.

  The Boléo and overlying formations collectively make up the so-called Boléo Basin. Locally, the entire succession is capped by Pleistocene to recent flows and pyroclastic rocks of the Tres Virgenes Volcanics. The geology of the district has been described in detail by Wilson and Veytia (1949) and by Wilson and Rocha (1955), in privately prepared reports for International Curator by Peatfield (1995) and Christoffersen (1997) and in numerous other published and unpublished papers and reports referred to in the above mentioned documentation.

  Property Geology

  The oldest rocks outcropping on the property are andesitic volcanics of the Comondú Formation. They include sub-aerially erupted flows and coarse explosive breccias which grade into coeval epiclastic sediments to the west. The volcanics have been dated from 24 to 11 Ma. They are underlain by Cretaceous granodiorite (Schmidt, 1975).

  The overlying Boléo Formation consists of five coarsening upward cycles of sedimentation numbered as mantos with “4” at the base and “0” at the top (Figure 4). This interpretation is based on work by Curator from 1993 to 1997 and is different from that published by Wilson and Rocha (1955) who interpreted conglomerates, the coarsest units in the stratigraphy, to be the basal unit in each cycle.

  The basal unit in the Boléo Formation is a 1 to 5 meter thick limestone unit. It contains cherty lenses and non-diagnostic fossil fragments. Its occurrence atop very steep paleo surfaces, combined with banding parallel to its base and the cherty horizons, suggests it is at least in part a chemical sediment.

  Overlying the limestone or laying directly on Comondú over parts of the district, particularly over much of the coastal area, is an extensive gypsum deposit up to 80 m thick. Although a few dome or mound structures have been noted, the gypsum unit is characteristically flat to shallow dipping exhibiting laminated to massive and even brecciated textures. Intraformational carbonate beds are rare.

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  Boléo Formation Stratigraphic Column

GLORIA FORMATION SEDIMENTS
+- 5.5 MA (FOSSILS)
+- 7.5 MA (K/AR)
+- 10 MA
+- 12 MA
SEDIMENTOS DE LA FORMACION BOLEO
COMONDU
MANTO 0
#1 CYCLE
MANTO 1
SIN NOMBRE MANTO (MANTO FOUND ONLY IN MONTADO)
#2 CYCLE
MANTO 2
CINTA COLORADA
#3 CYCLE
MANTO 3AA (MERCURIO)
MANTO 3A
MANTO 3
#4 CYCLE
MANTO 4
BASAL BOLEO SEDIMENTS
COMONDU VOLCANICS ARE TIPICALLY OVERLAIN BY BASAL BRECCIA, LIMESTONE AND GYPSUM
BASAL VOLCANICS
GLORIA FORMATION SANDSTONES ARE YELLOWISH IN COLOUR & VERY CALCAREOUS
No. 0 SANDSTONES CONTAIN MINOR SHELLS AND TEND TO BE MORE CALCAREOUS
No 0 MANTO IS USUALLY AN UNMINERALIZED, LAMINATED CLAYSTONE
No. 1 MANTO IS NORMALLY A WELL LAMINATED GREEN TO BLACK BED; BRECCIA UNCOMMON
No 2 SANDSTONES ARE GENERALLY FINER GRAINED THAN No. 3 SANDSTONE
No. 2 MANTO IS NORMALLY THINLY BEDDED, OFTEN WITH INTER BEDDED GYPSUM AND LIMONITE, LOCAL BRECCIA ON TOP
No 2 CONGLOMERATE IS NORMALLY POORLY CEMENTED AND IS MORE LENSE LIKE AND DISCONTINUOUS IN NATURE
No 3 SANDSTONE CONSISTS OF WELL BEDDED SEQUENCES OF PREDOMINANTLY FINE-MED. GRAINED MATERIAL OVERLAIN BY SILSTONE TO CLAYSTONE BEDS UPWARD TREND; BELOW #2 MANTO SANDSTONE IS OFTEN GREENISH IN COLOUR
No 3,3A & 3AA MANTOS TYPICALLY HAVE LAMINATED, MINERALIZED BASES OVERLAIN BY POLYMICTIC BRECCIAS
No. 3 CONGLOMERATE IS THE BEST CEMENTED/INDURATED CONGLOMERATE
No 4 SANDSTONES TYPICALLY MEDIUM TO COARSE GRAINED, PEBBLY AND POORLY SORTED, OFTEN A WEAK GREY TO PURPLE COLOUR
MANTO IS OFTEN CALCAREOUS
GYPSUM IS LAMINATED & DOMAL
LIMESTONE IS MASSIVE TO BEDDED; OFTEN MANGANIFEROUS

  On top of the gypsum/limestone beds is the cyclic succession of clastic beds that average 150 m and range to 270 m thick. Individual cycles range from 20 to 140 m thick and consist of a basal mud and fine volcanic ash horizon (now altered to montmorillonite clay) that hosts the copper-cobalt-zinc manganese mineralization (the manto).

  These are overlain by progressively coarser material of maroon coloured, tuffaceous claystone, siltstone, feldspathic sandstone, pebbly sandstone and eventually cobble to boulder orthoconglomerates. Typically the earliest cycles (manto 4, then 3) are thickest with each successive cycle being thinner. The last cycle is thin and believed to be incomplete. All cycles are thinner over basement highs, and wedge out toward the basin margins. The copper-cobalt-zinc manganese stratiform deposits only occur within Boléo formation rocks.

  Unconformably overlying the Boléo clastics are fossiliferous marine sandstones and conglomerates of the lower Pliocene (about 5.3 Ma.) Gloria formation (Bailes, et al., 2001). These in turn are overlain by slight unconformity with a sequence of fossiliferous marine sandstones and conglomerates of the Infierno formation. Unconformably overlying these are fossiliferous sandstone and conglomerate of the Pleistocene, Santa Rosalia formation (Wilson and Rocha, 1955).

  Structural Geology

  The Boléo Formation rests on an irregular volcanic basement, with several distinct basement highs and intervening troughs. In places, these basement highs are so pronounced that they have influenced the deposition of the lower mantos, such that these pinch out against the volcanics and only the upper mantos are present. There is also a tendency for the sediments of each cycle to thin towards the high ground, giving a stratigraphic compression and thus less vertical separation of mantos.

  Faulting is common throughout the district. The dominant faults are northwest to north-northwest striking and steeply dipping with normal movements. These faults have downthrows to both the east and west, with more of the major faults down dropping to the west. This, coupled with the generally easterly dip of the mantos, yields a stepwise pattern of the present position of the mineralized beds (Figure 5). Many of the faults appear to be long-lived, probably with their first movements influencing the initial basin formation and with continuing movements throughout time to the present day. Vertical displacements can be as much as 50 m to 200 m maximum on the major faults, with much lesser movements toward the ends of these faults and on lesser structures throughout the district. Fault displacements will obviously be important in detailed mine planning; fortunately, in much of the district, the faults and their displacements are well documented in old mining records.

  Major faults at Boléo are, in most cases, laterally separated by several hundred, to in some cases, over a thousand m. Lesser faults are common and more closely spaced. Faults displace mantos and as a consequence of their dip, may form “fault windows” in which the mantos are not present. However an order of magnitude calculation suggests that the windows may represent less than 2% of the total area. Many of the major faults have zones a few metres to tens of metres wide in which the rocks, including the mineralized mantos, are highly disrupted.

  There has also been some oblique strike-slip movement on many of the faults. The sense of this movement appears to be predominantly right lateral which would be expected given the spreading regime in the Gulf of California.

  Mineralization

  Deposits of copper-cobalt-zinc manganese mineralization in the Boléo District occur within widespread, stratiform clay-rich horizons or beds known as “mantos” (manto is a Spanish term used in mining parlance for a generally mineralized layer or stratum). Within Boléo formation stratigraphy there are up to seven mantos, including two of very limited extent, that occur as relatively flat to generally shallow dipping, stratabound and stratiform beds. These include, with increasing depth, manto 0, 1, 2, 3AA, 3A, 3 and 4. Historically the major producing manto has been number 3, which yielded approximately 83% of all production between 1886 and 1985 when the plant shut down. Most of the remaining production has come from manto 1 in the southeast portion of the Boléo area where manto 3 is absent. A small amount of production has come from the widespread but generally thin manto 2 while an even smaller level of production has come from the relatively restricted manto 3A. Based on previous studies and exploration work, mantos 1, 2 and 3 still offer the most potential for hosting significant economic reserves.

  The mantos themselves tend to be clay rich (ash altered to montmorillonite) with laminated basal zones generally less than 1 m thick overlain by intrabasin slump breccias up to 20 m thick. Underlying lithologies vary from predominantly ortho-conglomerates in the heart of the Boléo basin to coarse sandstones typically containing pebbles of Comondú volcanics. The contact between the mantos and footwall rocks is sharp.

  Overlying lithologies vary from fine to medium grained sandstones. The contact between them and the clay rich slump breccias is gradational. In a general sense each manto has distinctive characteristics, especially with regard to copper-cobalt ratios and relative concentrations of zinc, manganese and carbonates.

  Metals of interest in the mantos include copper, cobalt, zinc and manganese. Ore minerals include a fine grained, complex assemblage of primary sulphides including pyrite, chalcocite, chalcopyrite, bornite, carrolite, sphalerite and secondary minerals including malachite, azurite and the rare minerals of boleite, pseudoboleite and cumengite. Mineralization is generally finely disseminated over intervals up to 20 m thick in the slump breccias. The richest material typically occurs in the laminated basal section of the Manto, which was historically mined from 1886 to 1972 to an average of about 80 cm and graded 4% to 5% Cu.

  Recently, the presence of a thin layer of claystone within a manto creating a “false bottom” over large areas of mantos 1 and 3 has been recognized. Within these areas, the rich material is often in the higher portions of the mantos above the false bottom layer. For a detailed discussion on the concept of the "false bottom" please refer to the Updated Preliminary Economic Assessment, dated January 31, 2007, that can be found on SEDAR or the Company’s website.

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  Geological Cross-Sections at Boleo

  Zoning of the principal economic metals occurs both vertically and laterally. Within individual mantos, copper is enriched at the base, zinc towards the top and cobalt is more or less evenly distributed. Stratigraphically, vertical zoning shows a trend of zinc enrichment from the lowest manto (4) to the uppermost mantos. Lateral variations indicate the central core of the Boléo sub-basin is copper rich flanked by a zinc rich marginal zone. Cobalt is variable and shows no clear correlation with copper or zinc.

  Individual mantos and their enclosing strata are “time transgressive”, in that they are progressively younger toward the present Gulf of California. One very distinctive unit, the “Cinta Colorada” or “red ribbon” is a layer of reddish andesitic-basaltic tuff up to two m thick. This is interpreted as the product of a single explosive volcanic event, which probably blanketed the entire region. The Cinta Colorada represents a true “time horizon”, and can be seen to transgress stratigraphy, in some places lying within the unit 2 conglomerate (below Manto 2) and elsewhere in the underlying unit 3 clastic succession. Thus it demonstrates the time transgressive nature of the enclosing stratigraphic units.

  Individual mantos have great lateral continuity and relatively consistent thicknesses. In the principal areas of interest, the lowest Manto (4) lies at the base of the Boléo Formation, directly on the Comondú Formation. Manto 3 is widespread and thick, and accounting for the largest proportion of the mineral resource. Mantos 3A and 3AA are less continuous and thinner, lying higher in the succession. In some places, especially in the Saturno-Jalisco area, 3A merges with 3. Manto 2 is stratigraphically very continuous but because of its higher stratigraphic position, it is more commonly eroded.

  Manto 1 makes up the bulk of the mineral resource in the southeast portion of the Boléo property, where the lower mantos (3 and 4) were for the most part not deposited. The beds dip to the southeast and as a consequence, Manto 1 lies deeply buried in this area. To the northwest, Manto 1 overlies the well mineralized portion of Manto 3 (and in many places, 3A, 3AA and 2).

  Gallium, indium, and germanium occur in minor amounts in association with copper-cobalt mineralization. Moreover, because of the sedimentary exhalative (Sedex) origins of the deposit and the occurrence of abundant clays, attention has also been drawn to the potential of the Rare Earths (RE) yttrium, lanthanum, cerium and neodymium. Despite their low grade but because of their relatively high unit values, gallium, indium and germanium were recognized as being potentially of economic interest as by-products but technically challenging to recover.

  Definitive Feasibility Study Test Work

  The DFS commenced in August 2004 and all technical work has been completed. The following is an overview of the work that has been done and results from the various testwork completed for the DFS. The DFS was conducted to comply with Canadian standards under National Instrument 43-101. For United States reporting purposes, U.S. Securities and Exchange Commission Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves, if any, presented in the feasibility study, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the reserves may be based on a feasibility level permitted under Canadian regulations rather than a "final" or "bankable" level feasibility study as required by the U.S. Securities and Exchange Commission; and, the reserves are expected to be calculated using commodity prices currently utilized by major lending institutions for debt financing purposes, which are significantly lower than the historic three year average prices required by the U.S. Securities and Exchange Commission. In addition, a primary environmental analysis or report must be filed with the appropriate governmental authority under the rules of the U.S. Securities and Exchange Commission.

  Solid-Liquid Separation Testing

  The Boleo Property is a sediment hosted deposit of copper-cobalt-zinc-manganese, with possible indium, gallium and germanium elements, among others, in a clayey mineral matrix. The copper-cobalt-manganese and zinc values in the ore can be leached using sulphuric acid solutions in a slurry leach process. While the dissolution of the valuable metals into the leach solution is relatively straightforward, the subsequent separation of metal containing solution from leached solids has historically been challenging. In order to meet this challenge, Baja commissioned a program of work at SGS Lakefield Research (Lakefield, Canada) to test the ability to successfully carry out solid-liquid separation and washing of the barren solids. This work was overseen by Bateman Engineering and involved Pocock Industrial (Salt Lake City) and Outokumpu (Toronto) in the testing. Pocock and Outokumpu are specialists in solid-liquid separation technology. The solid-liquid separation tests performed at SGS Lakefield Research demonstrated that Boleo ores could be settled and washed in a conventional CCD circuit utilizing high rate thickeners.

  With the success of the solid-liquid separation testwork, the Company advanced to a first phase, integrated pilot plant at SGS Lakefield in November 2004 and second phase integrated pilot plant in March 2006.

  Metallurgical Test Work

  A significant amount of metallurgical testing on the Boleo deposit has been carried out to date, initially by International Curator and more recently by the Company under the direction of Bateman Engineering. The Bateman Engineering report contained a flowsheet (see Figure 1) for the recovery of copper and cobalt metal and zinc sulphate.

  Figure 1

  Under the proposed flowsheet, the recovery of copper and cobalt metal and zinc sulphate consists of conventional crushing and attrition of the run-of-mine ore followed by a two stage atmospheric leach that places the copper, cobalt, manganese and zinc into solution. The clayey waste is then separated (and discharged to a tailing pond) from the metal rich aqueous solution in a series of conventional high rate thickeners in a counter current decantation circuit ("CCD"). The metal rich aqueous solution then proceeds to standard copper solvent extraction and electrowinning - producing high-grade copper cathode (metal). The stripped solution (the "Copper Raffinate") then proceeds to a further solvent extraction phase where residual copper and the contained cobalt and zinc are loaded in a direct solvent extraction circuit (“DSX”), utilizing a proprietary (to Commonwealth Scientific and Industrial Research Organization of Perth, Australia – "Commonwealth Scientific and Industrial Research Organization") mixture of commercially available solvent extraction reagents. The Company has a non-exclusive royalty free licence to utilize the Commonwealth Scientific and Industrial Research Organization direct solvent extraction process at the Boleo deposit. The residual copper is then stripped and sent to copper electrowinning. The zinc is stripped utilizing sulphuric acid and the resultant zinc sulphate is evaporated into hydrated zinc sulphate crystals (a saleable product). The cobalt is then stripped and processed in an electrowinning circuit to produce high purity cobalt metal.

  After stripping of the cobalt and zinc in the Commonwealth Scientific and Industrial Research Organization circuit, the stripped solutions (the “DSX Raffinate”) are currently utilized as wash water in the CCD circuit. This DSX raffinate contains a significant portion (96%) of the manganese leached in the initial two phase leach circuit. As part of the Phase 2 Pilot plant, the Company produced a high purity manganese carbonate product and is investigating possible opportunities for further off-site treatment of the product to various manganese products, such as manganese sulphate (utilized in the fertilizer industry), manganese metal, electrolytic manganese dioxide (for use in the battery market) and other manganese salt products for possible sale as specialty chemicals.

  The Bateman Engineering flowsheet was the subject of an initial Phase I "Proof of Concept" pilot plant at SGS Lakefield Research Ltd. ("Lakefield"), Lakefield, Ontario, which operated from the 15th – 28th November 2004, at a cost to the Company of approximately $1.6 million.

  Two Phase Pilot Plant

  The phase 1 “proof of concept” pilot plant was conducted to test on a reasonably continuous basis the viability of the process flow sheet that was developed from the 2002 pre-feasibility study. It did not completely integrate all processes. In particular, the pilot plant was split into two sections. The phase 1 pilot plant integrated all steps through the production of copper metal but accumulated the leach solutions stripped of copper for subsequent processing through to cobalt metal and zinc sulphate at a later date. In addition, manganese recovery was not originally planned and accordingly the processing of manganese leach solutions was conducted in a third test. All these steps were integrated into a phase 2 pilot plant.

  The phase 1 pilot plant treated a 2 tonne bulk sample of Boleo ore grading 1.85% Cu, 0.095% Co, 0.59% Zn, 4.3% Mn and 7.9% Fe.

  SGS - Lakefield and Bateman Engineering have jointly reported the summary findings from the pilot plant as follows:

    The pilot plant operated continuously for a total of 12 days in leaching, 11.5 days in CCD, 9.5 days in Copper SX/EW and 9 days in Cobalt and Zinc SX using DSX technology.

    The oxidation, reduction leaching circuit resulted in excellent extractions of copper, cobalt and zinc. Copper extraction exceeded 90% during pilot operation. Cobalt extraction was as high as 90%. Zinc extraction was generally above 70%. These numbers are indicative of the potential of the Boleo process to extract the three pay metals Cu, Co, Zn.

    The CCD circuit worked very well. The CCD was set up to simulate the use of the “high rate” type of thickeners with recirculation of overflow solution to dilute the feed slurry prior to flocculation. This method of settling and washing was based on recommendations from benchscale testing by Outokumpu and Pocock Industrial and proved to be highly effective. The leach residue settled quickly producing clear overflow solutions to advance to copper, cobalt and zinc recovery.

    The copper SX/EW circuit performed very well. 15.5 kg of copper metal were electrowon from the solvent extraction strip solutions at high efficiency.

    The iron removal circuit was designed to remove iron, aluminum and other impurities from the solution prior to recovery of cobalt and zinc using DSX technology from Commonwealth Scientific and Industrial Research Organization. The iron removal circuit consistently produced very low concentrations of key impurities in solution with negligible losses of cobalt and zinc.

    The Commonwealth Scientific and Industrial Research Organization DSX circuit for cobalt and zinc recovery performed very well. The advantage of the DSX circuit for the Boleo plant design is that cobalt and zinc are separated from manganese and magnesium in the Boleo leach solutions.
    In the SGS Lakefield pilot plant, cobalt and zinc were recovered with high overall efficiency(+95%) to produce a concentrated zinc sulfate solution (for production of zinc sulfatemonohydrate crystals for sale) and a concentrated cobalt solution (for production of cobalt metalcathode).

    Overall metal recoveries of approximately 87% copper (as high grade copper metal), 82% cobalt (as high purity cobalt metal), 68% zinc (as zinc sulphate) and 96% manganese (as manganese sulphate) were achieved.

    The pilot plant data was used by Bateman Engineering in developing design data for the Feasibility Study.

  Two further metallurgical tests were performed on the products from the pilot plant.

a)	Production of zinc sulfate monohydrate crystals. Zinc sulfate monohydrate was recovered by evaporative crystallization of the zinc strip solution from the Commonwealth Scientific and Industrial Research Organization DSX circuit.

b)	Production of cobalt cathode. The cobalt strip solution from the DSX circuit containing cobalt along with small amounts of zinc and nickel was treated by a further miniature SX/EW circuit to purify the cobalt solution for electrolysis as high grade (+99.9%) cobalt cathode.

  A further program of follow-up benchscale testwork was undertaken at SGS Lakefield Research to obtain additional data for final feasibility study engineering.

    Environmental testing of residues and solutions produced in the pilot plant program.

    Characterization of High Acid Consuming (HAC) material from the Boleo site containing limestone and other alkali minerals. HAC material will be used as a low cost neutralizing agent in the commercial Boleo plant.

    Ore scrubbing and grinding test work for developing final design for ore preparation circuit.

    Test work on oxidation and precipitation of iron prior to Commonwealth Scientific and Industrial Research Organization DSX circuit to ensure maximum removal of iron with minimum treatment time and reagent consumption.

    Leach tests on 24 samples of ore that were composited to form the pilot plant feed. These tests were used to assess leach variability of the ore.

  The phase 2 pilot plant campaign was conducted continuously from June 7 to July 14, 2006 treating a composite sample totaling 4.2 tonnes of ore that were obtained during the Test Mining campaign conducted in March 2006 at Boleo. The purpose of the demonstration campaign was to:

1)	Finalize design criteria for recoveries of metals and consumption of key consumables to be used in the Definitive Feasibility Study (“DFS”) being prepared by Bateman Engineering Canada Inc. (“Bateman”);

2)	Provide a design basis for Bateman to give process guarantees in the next phase of the project which is detail design and procurement;

3)	Demonstrate that the high clay content of the Boleo ore does not present a problem for washing in the Counter Current Decantation (“CCD”) circuit;

4)	Produce sufficient quantities of copper cathode, cobalt cathode and zinc sulphate to enable off-take buyers to evaluate the quality of product(s);

5)	Produce a saleable Manganese product (manganese carbonate);

6)	Demonstrate that the limestone located at Boleo is suitable for use as the neutralizing agent;

7)	Confirm that Commonwealth Scientific and Industrial Research Organization’s (“CSIRO”) Direct Solvent Extraction (“DSX”) technology is capable of giving good separation and recovery of Cobalt and Zinc into saleable products; and

8)	Provide an opportunity for equipment vendors to work with Bateman on equipment design.

  Operation of the phase 2 pilot plant was stable and reached a steady state condition within a few days of start-up. Operation continued smoothly 24 hours/day for the scheduled period. Test results met or exceeded the desired objectives in all aspects. The extractions of key metals in the leaching circuit under design conditions were: copper 91%; cobalt 82%; zinc 60%; and manganese 85%. The copper cathode grade meet LME Grade ‘A’ specifications (as was the case in the November 2004 pilot plant) and the cobalt metal is suitable for sale without requiring further refining. Potential off-take parties have reviewed the assays and have sent expressions of interest for the marketing of all products.

  The overflow of the metal bearing solution from the CCD circuit was very clear and leach residues settled quickly. The Company’s locally available limestone was used for the entire test period. Several equipment vendors were on-site for the test period and the data collected was used for design of several of the solid/liquid separation steps in the anticipated flowsheet. Good separation of zinc and cobalt was achieved and the zinc solution collected is suitable for production of zinc sulphate that can be sold in the fertilizer and animal feed markets.

  In-Fill Drill Program

  General

  The current resource study uses all the drill holes completed by previous owners of the Boléo property, plus the additional holes of the three infill drill programs carried out by MMB between December 2004 and September 15, 2006 (DDHs 04-928 to 06-982). A small number of these holes can be classified as exploration holes and did not serve the purpose of infill drilling. These holes are numbered 04-928, 04-929, 05-947 and 05-948.

  Historical

  The oldest recorded drilling program was carried out between 1927 and 1940 when 10,237 metres were drilled in 46 vertical churn holes (Wilson and Rocha, 1955). Most of these holes were drilled in the southeast portion of the property to explore for manto 1 in the Rancheria, San Luciano and Montado areas. Further diamond drilling was carried during the latter years of mining operations when Fomento Minero was looking for high-grade reserves to exploit. Records of this drilling were either never kept or have been lost or destroyed.

  By far the most extensive drilling program ever conducted in the Boléo District was that of International Curator Resources Ltd. between 1993 and 1997. All exploration diamond drilling was completed using skid mounted Longyear 38 drill rigs moved with logging skidders. Core size was HQ (63.5 mm diameter), reduced to NQ (47.6 mm diameter) when necessary because of drilling problems. In areas where considerable thickness of overlying barren stratigraphy (Gloria, Infierno and Santa Rosalia formations) was expected, the upper portion of the hole was triconed before coring was begun near the target horizon.
  The need to increase the Boléo resource to the measured and indicated classification led to the execution of three drill programs between December 2004 and January 2007.

  2004 – 2007

  Three infill drill programs were carried out by MMB on the property between December 2004 and January 2007. These drill programs were designed to infill the existing drill hole coverage with the aim of improving the confidence in the resource estimates. The location of all the drill holes is shown in Figure 2 below.

  The first program comprised 15 holes for 2,566 m, between December 6, 2004 to January 29 2005 (DDHs 928 to 941); the second program comprised 18 holes for 3,174 m from May 11, 2005 to July 3, 2005 (DDHs 942 to 959); and the third program which comprised 123 holes for a total of 20,609 m from February 1, 2006 to September 15, 2006 (DDHs 960 to 1082). A total of 156 new drill holes were completed for a total of 26,349 m.

  For full drilling results, sampling methods and approach, core recovery, and data verification procedures, please refer to the, NI 43-101 compliant, Feasibility Summary Report prepared by WJA Yeo et al, dated July 11, 2007, specifically pages 37-65. The report in its entirety can be found on SEDAR and on the Company’s website at www.bajamining.com under “Boleo Property – Technical Reports”.

  Figure 2: El Boleo Drill Hole Locations –Historical & Infill

  Test Mining- Two Phases

  Phase I Testing

  As part of the definitive feasibility study, Baja commissioned geological consultants Hellman & Schofield Pty. Ltd. (Hellman & Schofield), of Sydney, Australia, in late 2004 to develop a computerized 3D digital resource model of the El Boleo copper/cobalt/zinc deposit and the consulting firm, Australian Mine Design & Development Limited (AMDAD) for their expertise in mine design of flat lying deposits like Boleo.

  AMDAD proposed the use of modern, high productivity, continuous miners as used in the coal, salt, trona and potash underground mines of Canada, USA, Australian and South Africa. A test mine site was selected which represented the various conditions expected at Boleo during the initial 20 year mine life, and the test area was pre-developed from March to May 2005. AMDAD engaged Agapito Associates Inc (AAI), of Grand Junction, Colorado, USA to design and supervise the testing work. The Company purchased and refurbished a Dosco LH1300, 58 tonne, roadheader style, continuous mining machine as the key piece of equipment for the underground mining trial at Boleo. All of the equipment for the trial was sourced and the majority acquired in August – September 2005, and a test mine was commenced in mid-October 2005.

  The test mine consisted of developing an underground roadway or “Drift” (see schematic below) approximately 200 meters long, with dimensions of 5 meter wide by 3.5 meters high. To the extent possible, this drift, or access ramp, was driven in the mineralized manto and was completed in December 2005. From the end of the access ramp, a monitoring drift similar in cross section to the ramp was driven, including a series of cross–cuts in the mineralized mantos and the mineralized backfill from historic mining. The “Wings” shown in the schematic below were then mined, starting with crosscut 3, to create a series of mined-out “Rooms” with a support wall (“pillar”) between the rooms.

  Geotechnical instrumentation was installed in the crosscuts, wings and rooms in order to measure the buildup in the formations of stress, and other geotechnical variables, as a result of mining. The test mine provided data to confirm projected production rates, ground support conditions and costing requirements for the mine design related to the definitive feasibility study and data for detailed capital and operating costs estimates. The initial test mine work was completed in April 2006 and a final report on the results was delivered, in October 2006, by the independent engineers monitoring the test. Several additional mine design studies were also completed prior to idling the test mine in December 2006.

  Plan view (looking at mine trial development from above) of the trial mine layout.

  Legend

Backfill (which comprises part of the mineral resource) from previously mined areas Portal opening

  The primary objective during test mining, and subsequent studies, was to confirm the geotechnical feasibility of underground mining at Boleo. Further, as a consequence of AAI’s extensive experience in underground mining of soft-rock, bedded deposits, it was requested that their report also address and provide recommendations on key operational issues identified during this evaluation.

  Based on the test mine activities at Boleo, observations and review of the data and information collected by AAI, the following preliminary geotechnical and operational feasibility conclusions for underground mining in the mantos were reached:

With appropriate and site-specific mine design, equipment selection, mine planning and operation execution:

1.	Based on currently available information, the most appropriate mining methodology for underground mining the clay mantos and breccias at Boleo would utilize room-and-pillar mining with pillar removal similar to that practiced by the coal mining industries of North America, Australia and South Africa.

2.	Room-and-pillar with pillar removal mining methods should approach production levels comparable in magnitude to similar operations in the coal mining industries of North America, Australia and South Africa

Longwall and shortwall mining methods are not suited for the conditions at Boleo as a consequence of (1) the extensive faulting which divides the mantos into relatively small, irregular- shaped districts, (2) the general dip of the mantos, and (3) the hard conglomerate floor that is difficult to cut.

  The Company’s senior project team has now incorporated the mine trial results and recommendations made by AMDAD and AAI into the design of the underground mine openings and selected the equipment needed for successful high productivity and safe mining operations. The mine plan is designed to supply up to 3.1 million dry metric tonnes of ore per year to the process plant.

  Phase II Testing

  The primary purpose of the second mine trial was to document roof bolting production rates utilizing specialized roofbolting equipment in the Boleo clay and sandstone roof conditions. The initial mine trial was unable to take advantage of modern roofbolting technology. Additionally the production rate of the continuous miner was less than expected due to mechanical failure of its conveyor system. Consequently during the initial mine trial, roofbolting and excavation production rates did not meet expectations. This second mine trial was organized to provide a more accurate estimate of underground production rates for the Boleo property.

  The second mine trial demonstrated that with appropriate roofbolting equipment, and the use of modern continuous mining machines, production rates should be achievable that can meet the initial designed plant process rate of 3.1 million dry tonnes of plant feed.

  Site Utilities Summary

  The diesel power plant, acid plant with attached co-generation power plant, and the desalination plant will be built by the Company and will be included as part of the capital and operating cost determined in the DFS.

  Power Supply

  The Company’s El Boleo project’s power supply is expected to be totally independent of the power grid of the State of Baja California Sur, Mexico, where El Boleo is located. Required power for the operation (mine and process facility) is approximately 46 megawatts. The majority of this power (+41 megawatts, and possibly all 46 megawatts) will be provided by a co-generation plant attached to the acid plant

  (utilizing high grade steam generated by heat recovery from the acid plant). The balance of the requirements are expected to be generated from diesel fired units. The Company has acquired ten, 2.5MW diesel driven generator sets from two sources in the United States. The generation sets had been used to provide standby power for either a public utility or a hospital. The units are in excellent condition as they have very low operating hours and are maintained in a hot standby state. The modules are skid-mounted and are thus easily re-locatable The units are currently in the United States until required at El Boleo and will be moved to site as required in 2008.

  Water Supply

  An adequate supply of potable water does not exist in the area. Accordingly, the process facility will primarily utilize sea water with required potable water generated in a desalination plant.

  Tailings Storage Facility

  Further site investigation and design work on the tailings dam and storage facility commenced in late 2006 under the direction of Klohn Crippen Berger, Ltd. (KCBL) of Vancouver, BC, Canada. Additional geotechnical drilling, EM surveys and site inspections determined the dam would be better suited to a site located in the same arroyo but approximately 250m further southwest. An initial dam design and associated tailings storage facility management, including closure, was advanced during 2007 and reviewed in detail by SRK Consultants, Vancouver, BC Canada and Dr. Norbert Morgenstern of Calgary, Alberta, a recognized world expert in tailings dam design. The work has advanced to final design stage and will be completed in early 2008

  Construction Camp

  A worker housing camp is planned to accommodate up to an estimated 2,500 workers during the two year construction period. This camp will also serve to house operating personnel after the start-up of the mining and processing operations. The phase one of the camp will accommodate approximately 1000 workers and has now been ordered.

  Resources

  Cautionary Note: This section uses the terms 'measured resources', 'indicated resources' and 'inferred resources' which are recognized and required by Canadian regulations (under NI 43-101 – Standards of Disclosure for Mineral Projects). It cannot be assumed that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence and economic feasibility and it cannot be assumed that all of or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.

  In 2004, in conjunction with the definitive feasibility study, MMB commissioned a resource study by geological consultants Hellman & Schofield Pty. Ltd., of Sydney, Australia, to develop a 3D digital block model of the Boleo deposit that could be used for conceptual mining studies.

  Past resource studies modeled the Boleo deposit as a gridded seam model, or GSM. At a large scale the deposit has characteristics typical of coal mines for which the GSMs are ideally suited. The mineralization is confined to narrow very continuous units that are cut and offset by numerous post mineralization faults. At Boleo, however, unlike coal seams, the top of each Manto is not a sharp contact between ore and waste. Metal content tends to decrease upwards from ore grade to waste. Consequently, the top of each Manto will vary depending on the economic criteria applied.

  In a GSM, the thickness of the model is defined by a single composite grade for each drillhole intersection. Since economic parameters will determine the grade threshold to define a seam, different composite lengths would be applicable with different parameters. Definition of a seam based on a grade threshold defined by a set of economic parameters will allocate samples as either ore, to be included in the composite length, or waste, to be excluded from the composite. Where the grade threshold, to define the composite grade is relatively high compared to the grade range, as would be the case if mining cut-off grades were used, samples that are an integral part of the mineralization would be excluded from the composites. This would result in high-grade composites and possible over-estimation of grade. Conversely if a composite is defined at too low a grade, then a GSM, which has a fixed thickness, will include material below economic grade, i.e. so-called dilution, and the estimated ore grade will be low. Consequently Hellman & Schofield decided to build a 3D block model. This would allow the economic parameters to define the top, and therefore the economic thickness of each Manto.A 3D digital geological interpretation was developed from data and information supplied by MMB; which incorporated both Manto surfaces and faults.

  To account for the displacement of Mantos by the numerous faults, (which are pre-dominantly post-mineralization) block models and drill hole intersections, for each Manto, were re-aligned at the same height, so that the data was effectively re-positioned approximating pre-faulting locations. This removed the need to have a complex series of fault bounded data domains and significantly simplified the estimation process. These block models are referred to as "flat" models. Block centroid heights in real space, taken from gridded surfaces of the Manto footwalls, were used to translate flat model grade estimates into true 3D blocks.

  Resource classification was determined by the number of composite data available for grade estimation, from increasingly localised data search regimes:

     For 3D Block and Seam models:

    Measured – search 200m x 250m x 2m.
    Indicated – search 400m x 500m x 2m.
    Inferred – search 400m x 500m x 4m.

     For 3D Block models:

    Measured – minimum data 14 composites from 4 octants.
    Indicated – minimum data 14 composites from 4 octants.
    Inferred – minimum data 7 composites from 2 octants.

     For Seam models:

    Measured – minimum data 4 composites from 4 octants.
    Indicated – minimum data 4 composites from 4 octants.
    Inferred – minimum data 2 composites from 2 octants.

  A model was created around the historic mining areas of Mantos 1 and 3. Material within this model was classified as inferred due to the uncertainty in identifying original pillars, back-filled areas, referred to as "retaque", and voids. Tonnes were factored down by 12% to account for material extracted and processed.

  It was assumed that mining would initially be by open pit method, hence the model has block dimensions of 50 metres (east) by 100 metres (north) by 1 m vertically. Grade estimates of copper, cobalt and zinc were determined using Ordinary Kriging, parameters used in the grade estimation.

  In a report dated March 2005, prepared by independent Qualified persons, William Yeo, MAusIMM, PhD., and Phillip Hellman, FAIG, PhD., of Hellman & Schofield (the “Hellman & Schofield Report”), in accordance with national instrument 43-101, Hellman & Schofield reported Measured and Indicated resource estimates based on copper equivalent cut-off grades utilizing metal prices of copper (Cu) US $0.95 per pound, cobalt (Co) US $12 per pound, and zinc (Zn) US $0.45 per pound, and defined as Cu Equiv = Cu + Co*12/0.95 + Zn*0.45/0.95. In 2006, H&S produced a comprehensive resource model of the El Boleo deposit using two specific modeling approaches, namely a seam modeling approach for underground mine design and a 3D-block model approach for open-cut design. Statistical analysis of the assay data from each manto showed that the histograms of Cu, Co, Zn and Mn were not highly skewed, indicating that ordinary kriging was an appropriate estimation method.

  Updated resource estimates (April 2007) have been prepared by Hellman & Schofield Pty Ltd (“H&S”) that include all results of the 2006 in-fill drill program. Total Measured and Indicated resources have increased to a level sufficient to support a 25 year project life. Total reported Measured, Indicated and Inferred resources, estimated using 3D block models, are based on Copper equivalent (CuEq) cut-off grade of 0.5% . (CuEq% = Cu% + (15*Co%/1.50) + (1.20*Zn%/1.50)) 1. The block models were used for open cut mine design.

Description Block Model	Tonnes (x millions)	CuEq%	Cu%	Co%	Zn%	Mn%
Resources
Measured	74.6	2.09	0.93	0.08	0.48	2.72
Indicated	202.6	1.65	0.62	0.05	0.66	3.10
Total M&I	277.2	1.77	0.70	0.06	0.62	3.00

Inferred	253.2	1.29	0.39	0.04	0.63	2.65

1.	Mn is not considered in the equivalency formula

2.	Copper equivalent grades in this estimate utilized metal prices of: Copper US$1.50/lb; Cobalt US$15/lb; and Zinc Sulphate US$1200/tonne

  For underground mine planning purposes, gridded seam models were generated to target higher grade copper mineralization situated towards the base of each manto in order to enable higher copper production and reduce dependence on by-product credits in the early years of the project. Gridded seam model resources are contained within the above block model and are not in addition to it. Resources for the gridded seam models follow and are based on the same CuEq cut-off and CuEq formula as used for the block models.

Description Seam Model	Tonnes (x millions)	CuEq%	Cu%	Co%	Zn%	Mn%
Resources
Measured	61.1	2.39	1.17	0.08	0.55	2.58
Indicated	85.8	2.02	0.84	0.06	0.73	3.13
Total M&I	146.9	2.17	0.97	0.07	0.66	2.90

Inferred	85.6	1.67	0.52	0.05	0.81	3.10

1.	Mn is not considered in the equivalency formula

2.	Copper equivalent grades in this estimate utilized metal prices of: Copper US$1.50/lb; Cobalt US$15/lb; and Zinc Sulphate US$1200/tonne

  Under NI 43-101 that portion of the Block and Seam resource models covered by mine plans is allowed to be classified as reserves. The following reserves are contained within the above resource models and are not separate from them.

Description Block Model	Tonnes (x millions)	Cu%	Co%	Zn%	Mn%
Open Cut Reserves
Proven	11.1	0.75	0.10	0.37	2.74
Probable	6.5	0.70	0.07	0.48	3.08

Description Seam Model	Tonnes (x millions)	Cu%	Co%	Zn%	Mn%
Underground Reserves
Proven	29.8	1.69	0.08	0.46	2.38
Probable	37.6	1.34	0.07	0.69	3.36

  DFS Economics

  Capital costs have been prepared by Bateman, Wardrop, AMDAD, AAI and the Company. The estimated direct capital cost of the project, excluding working capital requirements, is $407 Million. The total project cost, including Engineering, Procurement, and Construction Management, Owner’s Costs, and 12.5% overall Contingency, as at April 30, 2007 was determined to be US$568 Million. A summary of capital costs (most of which are expressed in 2006 dollars) is listed below:

Project Area	Capital Cost (USD)
Overall Site Mining[1] Process Plant Site Services Buildings Construction Indirects and Freight	$39,142,000 $59,678,000 $160,322,000 $94,285,000 $14,956,000 $39,063,000
Direct Field Costs EPCM Contingency Owner’s Costs Mine Pre-development Total DFS Costs	$407,446,000 $45,805,000 $62,349,000 $36,773,000 $16,019,000 $568,392,000

  1. These capital costs are net of an expected equipment financing option.

  Mine and Mine Pre-Development capital costs are as at April 30, 2007. The remainder of capital costs are as at 31 July 2006 and exclude escalation. The Company is currently updating the DFS estimate and has sought current firm quotes on all major equipment. The revised capital cost estimate is currently under review and will be released once the numbers have been confirmed.

  Production and Operating Costs

  Start-up of the process plant (for copper only)is scheduled for late 2009 to early first quarter 2010. Provision has been made for a ramp-up to full production capacity over the first four years. Cobalt or zinc sulphate production is scheduled to commence six to nine months after copper start-up, with recoveries reduced in year two, while the cobalt and zinc circuits are being brought into production. As the first year is a partial year of production, it has not been included in the following tables. The start-up end schedule and Base Case economics are currently under review as part of the capital and operating cost review currently being undertaken. Regular reviews of the Base Case situation will be conducted as detailed engineering and construction progress of the next 18-24 months.

DFS Base Case Production Summary
	Yrs 2-5	Yrs 6-10	Yrs 11-15	Yrs 16-20	Yrs 21-25	Average
Ore Treated (kt/y)	2,828	3,120	3,120	3,120	3,120	3,071
Grade: % Cu	2.15	1.80	1.60	1.05	0.93	1.52
% Co	0.071	0.067	0.074	0.091	0.084	0.076
% Zn	0.36	0.46	0.59	0.61	0.77	0.57
% Mn	2.02	2.50	2.46	3.30	4.21	2.93

Production (t/y):
Copper	55,755	51,389	45,486	29,909	26,391	41,204
Cobalt	1,535	1,644	1,796	2,222	2,061	1,865
Zinc Sulphate	17,917	26,702	34,361	35,692	45,131	32,546

DFS Unit Operating Costs, without Mn production (expressed in $/tonne of ore treated)
	Yrs 2-5	Yrs 6-10	Yrs 11-15	Yrs 16-20	Yrs 21-25	Average
Mining	$9.87	$7.67	$8.15	$7.94	$5.10	$7.62
Process	$20.80	$20.51	$20.87	$19.77	$22.83	$20.96
G&A, Sales	$1.56	$1.71	$1.98	$2.02	$2.34	$1.94
Total ($/t)	$32.24	$29.89	$30.99	$29.72	$30.72	$30.53

Cash cost* $/lb	$0.18	$0.06	$(0.04)	$(0.36)	$(0.48)	$(0.07)

Cash Flow $000/yr	$196,925	$116,007	$107,086	$85,661	$89,303	$115,749

  *Cash cost/lb of Cu is net of cobalt and zinc credits. Cash flows are after-tax, using Base Case prices of $1.50/lb Cu, $15/lb Co and $1,200/tonne ZnSO4.

  When production of manganese carbonate commences the costs shown above will increase somewhat due to the requirement for additional reagents (soda ash) and distribution costs of the product. The estimated production, and costs, when manganese is recovered are shown in the table above.

DFS Production and Costs, with Mn production (assuming Mn starts in 2011)
	Yrs 2-5	Yrs 6-10	Yrs 11-25	Yrs 16-20	Yrs 21-25	Average
MnCO3 prod’n	66,673	134,359	132,446	177,304	226,365	144,603
Mn contained	30,866	63,149	62,250	83,333	106,392	67,693

Unit Op cost ($/t)	$37.54	$39.73	$40.69	$42.71	$46.85	$41.73

Cash cost* of Cu	$(0.04)	$(0.44)	$(0.60)	$(1.49)	$(2.12)	$(0.77)

Cash Flow $000/yr	$217,817	$156,544	$147,208	$139,077	$158,953	$161,674

  *Cash cost/lb of Cu is net of by-product credits. Cash flows are after-tax, using Base Case prices of $1.50/lb Cu, $15/lb Co and $1,200/tonne ZnSO4.

  DFS Project Economics

  DFS project economics are presented for four cases: 1) Base Case; 2) Base Case with Manganese production; 3) Five Year Average (three year trailing plus two year leading) Price case; and 4) the prices at time of release of the DFS (May 2007). No manganese production is assumed for cases three and four. Please note that all cases are based on DFS numbers as of April 30, 2007 (as released in May 2007)

  1) Base Case:
  Base Case economics for the project have been developed using long-term metal prices of $1.50 per pound of copper, $15.00 per pound of cobalt, and $1,200 per metric tonne of zinc sulphate monohydrate. An assumed 50% hedge of copper based on: +3.75 copper; +$40 cobalt; and +$1500 zinc sulphate. The LME five year forward price curve for copper (as of May 2007) has been used for pricing in the first three years of production with an extrapolated transition to the long term price in the fourth year.

  2) Base Case with Manganese Recovery:
  The Boleo deposit is endowed with a rich resource of manganese which is now being recognized as being in short supply. Manganese prices have more than doubled in recent months and manganese metal is now selling in the US in excess of $4,000/tonne. The process selected for the project enables recovery of manganese (as manganese carbonate) with very little additional capital investment (approximately $20 Million) and utilizes uncomplicated technology. The market for manganese carbonate is limited but the material can be further processed into metal, electrolytic manganese dioxide (EMD), or manganese sulphate. For the purpose of evaluating this project it has been assumed that manganese carbonate can be sold, as an intermediate product, for $650/tonne and that it will be necessary to ship it offshore for further processing. The assumed price is less than one third of the current value of the contained metal to allow for third party conversion costs and a potential decline in overall prices from current levels.

  3) Five Year Price Case:
  For comparison purposes the project economics are also shown using the weighted average three year trailing plus two year leading price for copper and cobalt ($2.25/lb and $16.00/lb) . No manganese production is assumed for this case.

  4) May 2007 Case (Date of DFS):
  The Base Case prices are considerably lower than current prices, which as of mid-May, 2007 were approximately $3.50/lb for copper, $30.00/lb for cobalt, and $1,500/tonne for zinc sulphate. A case is shown using current prices but the Company does not expect that current prices will be sustained over the long term and the case is shown for comparative purposes only. No manganese production is assumed in this case.

DFS Project Economic Summary
	Base Case	Base Case w. Mn	5 year prices	May 2007
IRR – pre-tax	29.4%	32.5%	32.7%	53.9
IRR – after tax	24.7%	27.5%	27.7%	46.0

NPV* @ 0% Discount rate	$2,218	$3,297	$3,229	$6,388
NPV @ 6% Discount rate	$924	$1,345	$1,366	$2,913
NPV @ 8% Discount rate	$700	$1,020	$1,045	$2,313
NPV @ 10% Discount rate	$531	$777	$803	$1,860

  *Note: all NPVs are After-Tax, and are expressed in millions of US dollars
  *Note: The LME forward prices for copper have increased significantly since May 2007.

  Sensitivities

  The project is most sensitive to four key variables: copper price, cobalt price, capital costs, and operating costs. The sensitivity of the after-tax IRR and NPV (at 8% discount rate) relative to the Base Case (without manganese) are shown in the table below to indicate the effect of + or – 10% changes in the key variables.

	After Tax IRR			After Tax NPV @ 8% ($Millions)
	-10%	Base Case	+10%	-10%	Base Case	+10%
Copper price	21.6%	24.7%	27.5%	$571.5	$700.3	$821.5
Cobalt price	24.1%	24.7%	25.3%	$662.9	$700.3	$737.7
Capital Cost	27.3%	24.7%	22.3%	$743.6	$700.3	$652.2
Operating Cost	26.0%	24.7%	23.4%	$765.2	$700.3	$635.4

  Opportunities

  Several opportunities exist that could further enhance the value of the project. Some, such as tax rates, are beyond the control of the Company but others will continue to be examined, including the following:

1)	Contract Mining: Discussions are being held with potential contract miners that could result in more efficient operation of the open cut orebodies, the limestone quarry, and construction of the tailings dam.

2)	Manganese production: The production of manganese carbonate would require very little additional capital (about $20 Million). It was not included in the Updated PEA or DFS, however, since the market is not as well defined as that of other base metals and including it at this time would increase the financial and technical risk of the project. Manganese carbonate can be used as an intermediate product for processing into other manganese products with higher values, such as electrolytic manganese dioxide, manganese metal or manganese sulphate. “Expressions of Interest” have been received from potential off-take parties for the manganese carbonate and the possibility of production will continue to be reviewed. If an average selling price of $400/t of manganese carbonate is achieved the NPV8 of the project could be enhanced by $110 million and the Cash Cost of Copper, net of byproduct credits, would be reduced by $0.25/lb to a negative $0.10/lb.

3)	Sulphur Pricing: One of the largest operating cost components of the project is the delivered price of sulphur. It is assumed, for this evaluation, that sulphur is sourced in the southern USA and transported by rail to the port of Guaymas and barged across the Sea of Cortez to Santa Rosalia.

4)	Tax Rates: The current corporate income tax rate in Mexico is 28% and this rate has been used for the project evaluation. The rate has been decreasing at a rate of 1% per year and it has been stated that the objective is to continue reducing it until it reaches 25%. However, this legislation has not been passed by the current Congress and it has not been assumed for this evaluation. Application of a 25% tax rate would increase the NPV8 of the project by $21 Million. Effective late 2007, the Mexican government implemented a minimum flat tax. The effect of the change appears to be minimal to the project.

5)	Diesel price: The diesel price used in this evaluation is $0.50/litre, the current price. Mexican legislation allows for a rebate of the Mexican IEPS tax that is built into the price for the non- mobile (movement of people) use of diesel, and this project would qualify for that rebate. The rebate rate is set monthly, and is normally approximately 30%. For the recent few months the rate has been set at 0% and we have assumed that it will remain at 0%. If the rebate was to be re- enacted the NPV8 of the project would increase by $12 Million.

6)	Minor metals: The Boleo deposit contains trace amounts of high value minor metals such as Indium, Germanium, Gallium, Vanadium and Rare Earth metals. The possible recovery of these elements will continue to be investigated.

  Moving Forward at El Boleo

  Recognizing the significant capital cost increases that have occurred in many recent projects, the Company and its advisors have been engaged in an in-depth capital cost review and update on the El Boleo project.

  The Company has engaged the engineering firm AMEC Americas Limited of Vancouver to provide a high level independent review of the current capital cost estimate and provide a report to the Company on its findings. Once this review is completed the Company will announce the revised project capital costs and project economics. The Company expects to be in a position to release the updated cost estimate in April 2008.

  The Company is also progressing to finalize the balance of construction financing. Further to the debt facilities and equity placement completed in Q2 and Q3 2007, the Company is working with Endeavour Financial to secure the balance of funds needed for the construction of El Boleo as the Company moves towards the anticipated production commencement in late 2009 or early 2010. Start of production is dependent on long lead items and completion of construction financing. Long lead equipment items, including turbines, mills and the acid plant have been secured through letters of award by the Company to maintain momentum and adhere to the project schedule. The Company has secured contracts for feed preparation and metal production equipment, design and supply. Construction at the Santa Rosalia site continues with flora and fauna relocation, construction infrastructure implementation and continued mobilization of construction personnel.

ITEM 4	RISK FACTORS

  Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

  Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

  Estimates of mineralized material are inherently forward-looking statements subject to error. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

  Risks relating to Baja and its Industry

  The price of Baja’s securities, its ability to raise additional financing and results of development activities may be adversely affected by fluctuations in copper, cobalt, zinc, manganese and other metal prices.

  The value and price of Baja’s common shares, financial results, and the results of exploration activities may be significantly adversely affected by declines in the price of copper, cobalt, zinc, manganese and other metals. Copper and cobalt prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of copper producing countries throughout the world. These fluctuations if adverse either individually or cumulatively could render a project uneconomic or if placed into commercial production could cause fluctuations in earnings including possible reductions in revenues, net income and possible losses. The aggregate effect of these factors is impossible to predict with any accuracy. Mineralized material calculations and life-of-mine plans using significantly lower copper and other metal prices than those prices currently being utilized in our DFS could result in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

  In addition to adversely affecting the mineralized material estimates and financial condition of the Company, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

  Fluctuations in foreign currency exchange rates in relation to the U.S. dollar and Mexican Peso may adversely affect the Company's results of operations.

  The Company's operating results and cash flows are significantly affected by changes in the Canadian dollar/U.S. dollar, as well as Canadian dollar/Mexican peso exchange rates. Exchange rate movements can have a significant impact as the Company raises required capital primarily in Canadian dollars but spends such funds in Canadian and U.S. dollars as well as Mexican pesos. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years. In addition, the Company has minor expenditures in British pounds, Euros and Australian dollars. The Euro has appreciated significantly against the U.S. dollar over the past several years. The Company does not currently use foreign currency options and forward foreign exchange contracts to purchase Canadian dollars in order to hedge against the effects of currency fluctuations. There can be no assurance that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

  Production estimates may be inaccurate.

  No assurance can be given that production estimates for the Boleo Project will be achieved. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.

  Actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineral reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

  High metal prices from 2004 to 2008 have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

  The strength of metal prices over the past four years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. The costs of such services and equipment may continue to increase if current trends continue. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

  The Company has a history of losses and no immediately foreseeable earnings.

  The Company has a history of losses, and there can be no assurance that it will ever be profitable. The Company expects to continue to incur losses unless and until such time as it develops and commences mining operations at the Boleo Project. The development of such project will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any joint venture agreements with strategic partners, some of which are beyond the Company's control. There can be no assurance that the Company will ever achieve profitability.

  The risks and hazards associated with development and mining may increase the Company's costs and reduce its profitability in the future.

  Mining and processing operations involve many risks and hazards, including, among others:

    environmental hazards;
    industrial accidents;
    metallurgical and other processing problems;
    unusual and unexpected rock formations;
    pit slope failures or underground cave-ins, including as a result of the retreat mining method expected to be used at the Boleo Project;
    fires;
    flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature;
    mechanical equipment and facility performance problems;
    Periodic interruptions due to labour stoppages; and
    the availability of materials and equipment.

  These risks could result in:

    damage to, or destruction of, the Company's properties or future production facilities;
    personal injury or death, including to the Company's employees;
    environmental damage;
    delays in mining;
    increased product costs;
    asset write downs;
    monetary losses; and
    possible legal liability.

  The Company cannot be certain that its insurance will cover the risks associated with mining or that it will be able to maintain insurance to cover these risks at affordable premiums. The Company might also become subject to liability for pollution or other hazards against which it cannot insure or against which the Company may elect not to insure because of high premium costs or other reasons. Losses from such events may increase costs and decrease profitability.

  Title to the Company's mineral properties cannot be guaranteed and may be subject to prior recorded and unrecorded agreements, transfers or claims and other defects and potential aboriginal or other rights claims.

  The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company's mineral properties may be subject to prior recorded and unrecorded agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Additionally, there can be no guarantee that potential aboriginal or other rights claims to the Company's mineral properties will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project. A successful challenge to the area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

  The Company’s activities are subject to geologic uncertainty and inherent variability.

  There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a negative effect on mining and processing operations.

  Quantification of mineral resources are based on estimates and are subject to great uncertainty.

  The calculations of mineralized material amounts are estimates only, as actual recoveries of copper or other minerals from mineralized material may be lower. There is no guarantee that the Boleo Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which are not mineral reserves do not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or the copper price, may affect the economic viability of properties. In addition, there can be no assurance that copper recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

  Until an unmined deposit is actually mined and processed, the quantity of mineral resources and reserves and grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade, percent extraction of those reserves recoverable by underground mining techniques or stripping ratio for those reserves recoverable by open pit mining techniques may affect the economic viability of the Boleo Project.

  Baja’s Boleo Project may not be commercially successful.

  The Boleo Project does not currently produce copper or any other metals. While Baja has received approval from SEMARNAT of its Environmental Impact Manifest (EIM), which permits development of the Boleo Project, there are numerous additional permits that are required from various government agencies. The Company may not be able to obtain all the permits in order to develop or operate the Boleo Project.

  All phases of Baja’s operations are subject to permitting and environmental regulation in the various jurisdictions (federal, state and local) in which it operates. Permitting and environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no guarantee that Baja will obtain all permits necessary to develop the Boleo Project or that changes in the legislation or permitting requirements may be implemented. Future changes in permitting and environmental regulation, if any, may adversely affect operations by requiring additional work on impact studies, delays caused by administrative hearings and governmental review; increased costs related to preparation of studies, field work and consulting experts; delays in obtaining permits and additional implementation costs; changes to expected standards and assumptions of management and other requirements affecting the timing, costs and ability to obtain the required permits for the Company’s activities.

  Lack of infrastructure at the Boleo Project will add to capital and operating costs.

  There is not an adequate supply of fresh water or electric power at the Boleo Project. The process plant is expected to primarily use sea water, which will add to corrosion expenses. To the extent potable water is required it will be produced in a desalination plant. Procurement of long lead items such as the: acid plant: blower and turbogenerator; ore and lime ball mills; and thermal desalinization plant must continue in order for the project to continue through to production in a timely manner. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Boleo Project. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

    the development of the Boleo Project will be completed on a timely basis, if at all;
    the resulting operations will achieve the anticipated production volume; or
    the ongoing operating costs associated with the development of the Boleo Project will not be higher than anticipated.

  Any increase in the cost of sulphur or diesel fuel will likely have a material adverse affect on the Company’s operating costs.

  Power for the Boleo Project, until such time as the project reaches at least 40% of process plant capacity, will be provided by a 25 megawatt diesel generated power plant. A cogeneration plant attached to an acid plant that burns sulphur to provide necessary sulphuric acid for the process plant is expected to produce between 41 and 46 megawatts of power, once such acid plant reaches design capacity of 2400 tonnes per day of sulphuric acid. The mine and process plant complex are expected to utilize approximately 46 megawatts of power at maximum load. The cost of sulphur is expected to be the single largest reagent cost in the plant. Material increases in the cost of sulphur or diesel fuel (prior to the cogeneration plant reaching full operating capacity) will likely result in a significant increase in the Company’s operating costs.

  Increased competition could adversely affect the Company’s ability to retain and recruit qualified personnel or raise capital.

  The mining industry is intensely competitive, including recruiting qualified personnel, acquisition of properties that may be complementary to the business of the Company, capital raising and securing equipment or services required for exploration programs and analysis. The Company may be at a competitive disadvantage in recruiting qualified personnel and securing equipment and services because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. As a result, for reasons beyond its control, the Company may be unable to retain and recruit consultants and personnel or raise capital on acceptable terms or at all. Intense competition may delay development activities or increase costs substantially, which could affect Baja’s financial condition and results of operations.

  The Company will face competition from larger suppliers of copper, cobalt, zinc and manganese.

  The Company will compete with other suppliers of copper, cobalt, zinc and manganese, some of which are significantly larger and have access to greater mineral reserves and financial resources. In addition, new mines may open which would increase the supply of copper, cobalt, zinc and/or manganese. The Company may not be successful in competing with these existing and emerging copper, cobalt, zinc and manganese suppliers and sources.

  The development of the Boleo Project may encounter unexpected costs and require additional financing.

  The development of the Boleo Project may face unexpected costs and require additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of development or production on the Boleo Project or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company.

  The Boleo Project is located in the Vizcaino Natural Protected Area boundary which will affect permitting.

  The Boleo Project is located within the boundaries of the Natural Protected Area know as “El Vizcaino”. Natural Protected Areas are geographical zones that due to their environmental characteristics are designated, by law, to conservation purposes. The El Vizcaino Natural Protected Area was established on December 5, 1988 and its management plan was published on September 1, 2000. The major points of the management plan as related to the Boleo Project are as follows:

  a) The plan, officially and specifically recognizes the existence of three mining operations:

        salt production at Guerro Negro (by a party unrelated to the Company);
        gypsum extraction at Santa Rosalia (an open pit gypsum mine is located immediately to the north of and adjacent to the Company’s Boleo Project and operated by a party unrelated to the Company); and
        metallic mining project (the Company’s Boleo Project) at Santa Rosalia.

  b)The zone plan established for the Natural Protected Area allows the execution of new mining operations once federal, state and municipal environmental requirements are met. The Company has entered into a compensation agreement with the Commission for Natural Protected Areas in accordance with the terms of the approval permit issued by SEMARNAT in regard to the EIM.

  The Company currently depends on a single property, the Boleo Project, and there is no assurance the Company will successfully place it into production.

  Baja’s only mineral property is the Boleo Project. Unless Baja acquires additional properties or projects or discovers additional deposits at Boleo, the Company, if successful in developing the Boleo Project, will be solely dependent upon a single mine operation at the Boleo Project for its revenue and profits, if any. There is no assurance that Baja will successfully develop any mining operations at the Boleo Project. The Company is considered, under United States generally accepted accounting policies, to be in exploration stage. Under Canadian generally accepted accounting policies the Company is considered to be in the development stage.

  Baja’s proposed mining activities are situated entirely in a single country.

  The Boleo Project is located in Mexico and subject to several country risks that may affect Baja’s ability to complete development work on the property. The Company’s activities will be exposed to various levels of political, economic and other risks and uncertainties. These risks include but are not limited to, hostage taking, fluctuations in currency exchange rates, high rates of inflation, excessive import duties and taxes on the importation of equipment, expropriation and nationalization, possible future restrictions on foreign exchange and repatriation, changes in taxation policies, and changing political conditions, currency controls and government regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ local citizens.

  Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may materially adversely affect the Company’s operations or profitability. Current activities and future operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittances, income tax changes, expropriation of property, foreign investment rule changes, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

  The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or future profitability.

  The Company may experience difficulties as it pursues development activities abroad.

  In respect of the Boleo Project, the Company has no mining production experience in Mexico or internationally. Mexico operates under different laws and regulations and there exist cultural and language differences between Mexico and Canada. Also, the Company will face challenges inherent in efficiently managing an increased number of employees over large geographical distances, including the challenges of staffing and managing development operations in more than one location and implementing appropriate systems, policies, benefits and compliance programs. There can be no assurance that difficulties associated with the Company's foreign operations can be successfully managed.

  Changes in government legislation in Mexico could affect Baja’s development of the Boleo Project and could preclude Baja from developing the Boleo Project.

  Baja is required to carry out its development activities in accordance with Mexican federal and state legislation and regulations governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could substantially increase the costs associated with Baja’s business or prevent Baja from developing properties. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Baja and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

  The Company is subject to extensive environmental legislation and the costs of complying with these applicable laws and regulations may be significant.

  The Company's operations are subject to extensive environmental legislation. This legislation requires the Company to obtain various operating approvals and licenses and also imposes standards and controls on activities relating to the development and production of metals. The cost to the Company of obtaining operating approvals and licenses and abiding by environmental legislation, standards and controls may be significant. Further, if the Company fails to obtain or maintain such operating approvals or licenses or breaches such legislation, standards or controls, it may not be able to continue its operations in its usual manner or at all, and the Company may be subject to fines or other liabilities which may have a material adverse impact on its operations or financial results.

  Additionally, changes in environmental legislation or in its enforcement, new information on existing environmental conditions or other events, including changes in environmental controls or standards or in their enforcement, may increase future environmental expenditures or otherwise have a negative effect on the Company's financial condition and results of operations. In addition to existing requirements, it is expected that other environmental legislation may be implemented in the future with the objective of further protecting human health and the environment. New environmental legislation or changes in existing environmental legislation could have a negative effect on production levels, product demand, product quality and methods of production and distribution. The complexity and breadth of these issues make it difficult for the Company to predict their impact. The Company anticipates capital expenditures and operating expenses would likely increase as a result of compliance with new or more stringent environmental legislation.

  Failure to comply with environmental legislation may result in the issuance of governmental orders, the imposition of penalties, liability for related damages and the loss of operating licenses or approvals. The Company cannot give assurances that it will at all future times be in compliance with all environmental legislation or that steps to bring the Company into compliance would not have a negative effect on its financial condition and results of operations.

  Compliance with current and future government regulations may cause the Company to incur significant costs and slow its growth.

  The Company's activities are expected to be subject to extensive legislation governing various matters relating to mine safety, occupational health, labor standards, prospecting, exploration, production, exports, toxic substances, explosives, management of natural resources, price controls, land use, water use and taxes. Compliance with these and other legislation could require the Company to make significant capital outlays which may slow its growth by diverting its resources. The enactment of new adverse legislation or more stringent enforcement of current legislation may increase costs, which could have a negative effect on the Company's financial position. The Company cannot make assurances that it will be able to adapt to these regulatory developments on a timely or cost effective basis. Violations of these laws, regulations and other regulatory requirements could lead to substantial fines, penalties or other sanctions including possible shut-downs of the Boleo Project and future operations, as applicable.

  The Company is required to obtain and renew governmental permits in order to conduct mining operations, which process is often a costly and time-consuming process.

  In the ordinary course of business, the Company is required to obtain and renew governmental permits for the exploration, operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company's control, including the interpretation of applicable requirements implemented by the applicable permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed the Company's expectations. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could materially adversely affect the Company's revenues and future growth.

  The Company's potential hedging activities or its decision not to hedge could expose it to losses.

  From time to time, the Company may engage in hedging activities to manage its exposure related to currencies, interest rates and commodity prices. While hedging related to realized metal prices may protect the Company against low metal prices, it may also limit the price the Company can receive on hedged products. As a result, the Company may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract. In addition, the Company may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.

  Future litigation and regulatory proceedings may impact the revenue and profits of the Company.

  The Company may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. While the Company is presently unable to quantify its potential liability under any of the foregoing, such liability may be material to the Company and may materially adversely affect its ability to continue operations.

  In addition, the Company may be subject to actions by governmental or regulatory authorities in connection with its activities at the Boleo Project. Such actions may include prosecution for breach of relevant legislation or failure to comply with the terms of the Company's licenses and permits and may result in liability for pollution, other fines or penalties, revocations of consents, permits, approvals or licenses or similar actions, which could be material and may impact the results of operations of the Company. The Company's current insurance coverage may not be adequate to cover any or all the potential losses, liabilities and damages that could result from the civil and/or regulatory actions referred to above.

  If the Company loses key personnel or is unable to attract and retain additional personnel, the Company’s future mining operations and prospects could be significantly harmed.

  The Company is dependent upon its key executives, primarily: John Greenslade, Eric Norton, Scott Britton, Rowland Wallenius, Terry Hodson, Michael Shaw, Thomas Gluck, Mike Rockandel and Dr. David Dreisinger, who are responsible for developing Baja’s property, mine and plant design, and financing strategies. The loss of the services of one or more of such key management personnel could have a material adverse effect on Baja’s business. The Company’s ability to manage its development activities will depend in large part on the experience and knowledge of these individuals. The Company does not maintain any “key man” insurance. The loss of one or more of these individuals could have a material adverse effect on the Company’s future mining operations and results of operations. The Company faces intense competition for qualified personnel, and there can be no assurance that it will be able to attract and retain such personnel.

  Certain of Baja’s officers and directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

  Certain of Baja’s directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. For example, John W. Greenslade is also President of Minterra Resource Corp., a mineral exploration company; Robert Mouat is a director of Terra Gaia Inc., an environmental company; and William Murray (who has advised the Company that he will not stand for re-election at the next annual general meeting scheduled for May 1, 2008) is a Director and the Chairman of Polymet Mining Corp., a mineral development company. In addition, Gaston Reymenants is also Vice-President Marketing of Polymet Mining Corp., a position he held prior to joining the Company. Such associations may give rise to conflicts of interest from time to time. In particular, Minterra Resource Corp. and Polymet Mining Corp. are also involved in the mining industry which leads to the possibility that such companies could compete with the Company for the acquisition of mineral projects. Both the Company and Polymet Mining Corp. propose to produce copper metal and cobalt. The sale of cobalt is a specialized market and conflicts may arise in selling or developing cobalt properties.

  The Company's credit facilities provide for events of default, some of which are beyond the Company's control.

  The Company has agreed to borrow funds under its credit facilities to finance development of the Boleo Project. The credit agreements, once executed, will contain certain events of default, some of which are beyond the Company's control, the occurrence of which could require the Company to pay back immediately all amounts borrowed under the credit facilities (such credit facilities have not yet closed and there currently are no borrowed funds), which may result in default and realization or other proceedings and/or insolvency.

  Investors may be unable to enforce U.S. judgments against Baja or its officers and directors.

  The Company is incorporated under the laws of the Province of British Columbia, Canada. The majority of Baja’s directors are resident in Canada; the two exceptions are residents in Costa Rica and the Bahamas. Consequently, it may be difficult for United States investors to effect service of process within the United States upon Baja or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments. Judgments of United States courts predicated upon civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicted solely upon such civil liabilities.

  The Company may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act and MI 52-109.

  Section 404 of the Sarbanes-Oxley Act ("SOX") requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting and, for fiscal years commencing with our fiscal year ending December 31, 2007, an attestation report by the Company's independent auditors addressing this assessment is required for the year ended December 31, 2008. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude, on an ongoing basis, that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. Similar reporting requirements are contained in Multilateral Instrument 52-109-Certification of Disclosure in Issuer’s Annual and Interim Filings (“MI 52-109”), which the Company is required to comply with under Canadian securities laws. The Company's failure to satisfy the requirements of Section 404 of SOX and/or MI 52-109 on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of the Common Shares or the market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 or MI 52-109.

  Risks relating to the Company's Securities

  Future sales or issuances of Common Shares could decrease the value of any existing common shares of the company, dilute investors' voting power and reduce the Company's earnings per share.

  The Company may sell additional Common Shares in subsequent offerings (possibly including through the sale of Debt Securities or other Securities convertible into Common Shares) and may issue additional Common Shares to finance future acquisitions and other projects. The Company cannot predict the size of future issuances of Common Shares or the effect, if any, that future issuances and sales of Common Shares will have on the market price of the Common Shares. Sales or issuances of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of Common Shares, investors will suffer dilution of their voting power and the Company may experience dilution in its earnings per share.

  The Common Shares are publicly traded and are subject to various factors that have historically made the Company's share price volatile.

  The trading price of the Common Shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of any of the Company's Securities convertible into, or exchangeable for, Common Shares may also fluctuate significantly, which may result in losses to investors. The trading price, if applicable, of the Common Shares and any Securities convertible into, or exchangeable for, Common Shares may increase or decrease in response to a number of events and factors, including:

    the Company's operating performance and the performance of competitors and other similar companies;
    volatility in metal prices;
    the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities;
    changes in general economic and/or political conditions;
    the number of Common Shares to be publicly traded after an offering pursuant to any Prospectus Supplement;
    the arrival or departure of key personnel;
    acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and
    the factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements".

  In addition, the market price of our Common Shares is affected by many variables not directly related to the Company's success and are, therefore, not within the Company's control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares on the exchanges on which the Common Shares trade has historically made the Company's share price volatile and suggests that the Company's share price will continue to be volatile in the future.

  The Company has never and does not plan to pay dividends on the common shares of the company in the near future.

  The Company has never declared or paid any dividends on the common shares of the company and does not anticipate paying dividends in the near future. Moreover, the Company’s ability to pay dividends on the common shares of the company is restricted by the terms of the Facilities. The actual timing, payment and amount of any dividends will be determined by the board of directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the board of directors may consider relevant.

  The Company may be a passive foreign investment company, which may have a material affect on U.S. holders.

  The Company was a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2007 and will be during our fiscal year ending December 31, 2008, which may have a material affect on US Holders. United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations. A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder. The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).

ITEM 5	DESCRIPTION OF SHARE CAPITAL

  The Company’s share capital consists of an unlimited number of common shares without par value. The special resolution authorizing this change in authorized capital was passed by directors resolution on March 13, 2006 and was filed with the registrar of companies and became effective on August 9, 2006.

  The Company has only one class of shares. As of the date of this AIF, the Company had 142,209,129 common shares without par value issued and outstanding as fully paid and non-assessable. The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of the Company available for distribution to shareholders in the event of liquidation, dissolution or winding-up. There are no pre-emptive, conversion or redemption rights attached to the common shares.

  The Company currently has various classes of previously issued common share purchase warrants outstanding, as more particularly described in Item 2.

  Dividend Policy

  The Company has not paid any dividends to date on the common shares of the company. The payment of dividends on the common shares of the company is expected to be restricted under the terms of the Facilities. Further, the Company intends to retain its earnings, if any, to finance the growth and development of its business. Accordingly, the Company does not expect to pay any dividends on its common shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Company's board of directors from time to time based upon, among other things, credit facility restrictions, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the Company's board of directors may consider relevant.

ITEM 6	MARKET FOR SECURITIES

  Current markets for all securities of the Company are as follows:

Class of security	Name of market	Trading symbol	Date of listing
Common shares	Toronto Stock Exchange	BAJ[2]	May 12, 1987
Warrants [1]	Toronto Stock Exchange	BAJ.WT	April 22, 2004
Common shares	Frankfurt Stock Exchange	B1Y	March 3, 2006

  1. These warrants are the “2004 Warrants”, as more particularly described in Item 2.

  2. The Company listed its common shares on the TSX Venture Exchange on May 12, 1987. The Company was formerly called “First Goldwater Resources Inc.” and traded under the symbol “FGW”. The name and symbol change became effective on July 20, 2004. On February 7, 2007, the Company de-listed both its common shares and 2004 Warrants from the TSX Venture Exchange and graduated both classes of securities to the Toronto Stock Exchange. The trading symbols for the common shares and warrants, BAJ and BAJ.WT respectively, remain the same.

  The Company submitted a Form 20-F Registration Statement in the United States in December 2006 and was advised by the United States Securities and Exchange Commission (“SEC”) that it has cleared all comments related to such Registration Statement. The Registration Statement may be reviewed in its entirety under the Company’s profile under the US Securities and Exchange Commission website at www.sec.gov/edgar.shtml.

  The Registration Statement registers the Company’s common shares under the Securities Exchange Act of 1934, as amended, and renders the shares eligible for listing in the United States. The Company’s common shares are not currently listed for trading on any exchange in the United States as of yet.

  Common Shares

  The following tables summarize the trading history of the Corporation's common shares on each of the TSX, TSX Venture Exchange and the Frankfurt Stock Exchange for the year ended December 31, 2007:

Name of market:	TSX Venture Exchange

Month	High	Low	Close	Volume	Number of trades

January 2007	0.94	0.40	0.87	5,744,996	1,068

Name of market:	Toronto Stock Exchange (Listed February 7, 2007)

Month	High	Low	Close	Volume	Number of trades
February 2008	1.87	1.39	1.74	7,140,363	2260
January 2008	1.81	1.32	1.57	5,854,142	2373
December 2007	1.84	1.55	1.82	5,165,459	2,132
November 2007	2.28	1.70	1.77	9,048,052	4,027
October 2007	2.35	1.96	2.24	10,534,229	4,951
September 2007	2.25	1.77	2.02	9,653,649	3,746
August 2007	2.30	1.61	1.90	9,594,016	4,381
July 2007	2.57	2.08	2.30	7,833,307	3,719

Month	High	Low	Close	Volume	Number of trades
June 2007	2.44	2.00	2.03	11,585,823	5,109
May 2007	2.10	1.67	2.10	15,527,145	6,826
April 2007	1.84	1.33	1.69	7,036,690	2,739
March 2007	1.49	1.22	1.36	3,729,731	2,164
February 2007	1.56	1.20	1.34	3,504,504	973

Name of Market:	Frankfurt Stock Exchange (All prices in Euros)
(Listed March 3, 2006)

Month	High	Low	Close	Volume*	Number of
					trades*
February 2008	n/a	n/a	1.22	15,300	n/a
January 2008	n/a	n/a	1.06	7,000	n/a
December 2007	0.94	0.73	0.77	n/a	n/a
November 2007	0.82	0.71	0.81	n/a	n/a
October 2007	0.84	0.64	0.84	n/a	n/a
September 2007	0.97	0.71	0.71	n/a	n/a
August 2007	1.04	0.80	0.84	n/a	n/a
July 2007	1.07	0.92	0.96	n/a	n/a
June 2007	1.08	0.99	1.03	n/a	n/a
May 2007	1.40	1.08	1.13	9,150	n/a
April 2007	1.50	1.12	1.25	28,900	n/a
March 2007	1.03	0.60	1.03	36,000	n/a
February 2007

  * This information is not available for the months in which “n/a” has been listed.

  Listed Warrants

  The following table summarizes the trading history of the 2004 Warrants over the past 12 months on the TSX and TSX Venture Exchange:

Name of market:	Toronto Stock Exchange

Month	High	Low	Close	Volume	Number of trades
February 2008	0.89	0.65	0.88	469,915	115
January 2008	1.00	0.57	0.68	310,800	106
December 2007	1.10	0.61	1.10	335,050	67
November 2007	0.80	0.50	0.76	93,300	23
October 2007	0.75	0.50	0.61	68,750	18
September 2007	1.15	0.67	0.76	336,020	61

Month	High	Low	Close	Volume	Number of trades
August 2007	1.24	0.89	1.17	154,920	70
July 2007	1.27	1.06	1.27	186,600	75
June 2007	1.20	0.80	1.20	533,200	167
May 2007	1.32	0.94	1.09	374,983	184
April 2007	1.20	0.81	1.08	628,976	189
March 2007	1.05	0.305	1.05	1,279,507	203
February 2007	0.50	0.305	0.39	807,916	75

  *The warrants traded on the TSX Venture Exchange in January 2007. On February 7, 2007, the Company began trading on the Toronto Stock Exchange and consequently, the warrants were de-listed from the TSX-V and began trading on the TSX.

ITEM 7	DIRECTORS AND OFFICERS

  The following table sets forth information about the Company’s directors and executive officers and their respective positions as of the date of this Annual Information Form.

NAME, ADDRESS AND PRESENT OFFICE HELD	PRINCIPAL OCCUPATION FOR THE PAST FIVE YEARS	SHARES BENEFICIALLY OWNED DIRECTLY OR INDIRECTLY	DATE OF ELECTION OR APPOINTMENT
John W. Greenslade President, Chief Executive Officer & Director West Vancouver, British Columbia, Canada	President of the Company since April 20, 2004, President of Minterra Resource Corp. (a mineral exploration company), Partner Holmes Greenslade (Barristers & Solicitors)	Nil[1]	April 19, 2004
Robert Mouat, Director Nassau, Bahamas	Interim Chief Financial Officer of the Company (until December 12, 2007), Managing Director Mintec Processing Ltd.,	Nil[3]	April 19, 2004
William Murray* Director Richmond. British Columbia.	Vice President, Operations of the Company, Consulting Engineer, President of Polymet Mining Corp. (a mineral development company)	Nil[4]	April 19, 2004
Graham Thody[2,6,7] Director North Vancouver, British Columbia	Chartered Accountant, Partner Nemeth Thody Anderson	Nil	June 18, 2004

NAME, ADDRESS AND PRESENT OFFICE HELD	PRINCIPAL OCCUPATION FOR THE PAST FIVE YEARS	SHARES BENEFICIALLY OWNED DIRECTLY OR INDIRECTLY	DATE OF ELECTION OR APPOINTMENT
Charles Thomas Ogryzlo[2,6,7] Director San Juan, Costa Rica	President & CEO Polaris Geothermal since 2000.	Nil	June 18, 2004
Ross Glanville[2,6,7] Director Vancouver, British Columbia	President Ross Glanville & Associates since 1990	20,000	April 12, 2005
David Dreisinger Vice President Metallurgy Delta, British Columbia	Vice President Metallurgy, Professor Faculty of Applied Science, Department of Metal and Materials Engineering at University of British Columbia, VP. Metallurgy of the Company	Nil	May 17, 2004
Gaston Reymenants Vice President Marketing Boortmeerbeek, Belgium	Vice President Marketing, Managing Director, GMS Metals, Dublin, Ireland	Nil	May 17, 2004
Tawn Albinson Managing Director Minera y Metalurgica del Boléo Mexico, D.F.	Manager and Director Minera y Metalurgica del Boléo, Consulting Geologist	590,000[5]	January 22,2002
Eric Norton, P. Eng. Vice President – Project Development and Operations Rossland, British Columbia	Project Director of the Company, Previously, Manager, Exploration Business Development, Teck Cominco.	910,200[8]	July 20, 2006
Kendra Low (née Greenslade), B.H.K Corporate Secretary North Vancouver, British Columbia	Corporate Secretary of the Company; Office Manager of the Company and Assistant to the Vice President Operations of the Company.	5,000[9]	July 20, 2006
Michael Shaw, P.Eng Vice President – Construction and Engineering Vancouver, British Columbia	Engineer; Project Director for Newmont Mining; Vice President and Project Director for Apex Silver	Nil	September 6, 2007
Rowland Wallenius, CA Chief Financial Officer White Rock, British Columbia	Controller of the Company; Principal of Rowland Consulting Ltd.	Nil	December 12, 2007

  *NB: William Murray has advised the Company that he will not stand for re-election at the next Annual General and Special Meeting of Shareholders scheduled for May 1, 2008.

1.	To the best of the knowledge of the Company, 4,082,400 shares are owned by a trust located in the Cayman Islands in which John Greenslade and his family are, indirectly, potential discretionary beneficiaries. Mr.

Greenslade and his family have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustee. The trust received 4,900,000 shares on completion of the Reverse Acquisition and, after release of a portion of such shares from escrow, sold 450,000 shares through the facilities of the TSX or the TSX Venture Exchange and distributed 50,000 shares to a former unrelated discretionary beneficiary.

2.	Denotes a member of the Audit Committee.

3.	To the best of the knowledge of the Company, 14,030,000 shares are owned by a trust located in Guernsey, Channel Islands, in which Robert Mouat is a discretionary beneficiary. Mr. Mouat has no legal interest in such shares nor does he exercise direction or control over such shares or over the trustee.

4.	To the best of the knowledge of the Company, 5,100,000 shares are owned by a trust located in Nassau, Bahamas, in which William Murray and his family are indirectly potential discretionary beneficiaries. Mr.

Murray and his family have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustees.

5.	These shares are owned by a trust located in Nassau, Bahamas, in which Tawn Albinson’s wife and infant son are discretionary beneficiaries, although they have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustee.

6.	Denotes a member of the Compensation Committee

7.	Denotes a member of the Nominating and Corporate Governance Committee

8.	147,200 of these shares are held in the name of Sabra J. Norton, the spouse of Eric Norton

9.	These shares are held in the name of Alex Low, the spouse of Kendra Low

  The number of securities of Baja Mining Corp. beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and officers of the Company as a group is 25,055,200 or 17.89% .

  The term of office of the directors expires annually at the time of the Company's annual general meeting. The term of office of the officers expires at the discretion of the Company's directors.

  Biographies

  Directors and Officers

  John Greenslade, P.Eng. LLB., Chief Executive Officer, President & Director
  Mr. Greenslade began his career in the mining industry in 1968. He graduated from the University of British Columbia (“UBC”) in 1972 with a Bachelor of Applied Science in Mineral Engineering and joined Placer Development Corp. (now Barrick Gold Corp.) as a metallurgist. Mr. Greenslade received a Master of Engineering degree in 1975 from UBC and subsequently graduated with a Bachelor of Laws in 1978 from the UBC Faculty of Law. Mr. Greenslade was admitted as a member of the Association of Professional Engineers for the Province of British Columbia in 1976 and was admitted as a Member of the Law Society of British Columbia in 1979. He practiced law with the firm of Clark Wilson until 1981 when he co-formed the law firm Holmes Greenslade. His legal practice focused on mining, corporate and securities law, as well as cross border tax issues and offshore trusts. Mr. Greenslade has been involved in the funding of numerous mining projects, at all stages of exploration, development and production, in various capacities, including legal counsel and director of a TSE listed company, from October 1995 to July 1999 and Minterra Resource Corp., a TSX Venture Exchange company, from 1991 to present. Mr. Greenslade has been involved with the Boleo Property since 1992, initially in its identification and staking and thereafter as a director of Terratech or Mintec. He is retained through Kendron Petroleum Management Corporation to provide management services to the Company and devotes the majority of his time to the Company. He is also (since 1991) the President and a director of Minterra Resource Corp., a TSX Venture Exchange listed company.

  Mike Shaw, Vice President Engineering and Construction

  Mr. Shaw graduated from the University of Texas, El Paso with a Bachelor of Science in Chemistry and a Master of Science in Metallurgical Engineering, in 1970 and 1975, respectively. Mr. Shaw has over 38 years experience in the mining and metals industry, with 25 of those years dedicated to project engineering and construction management, mostly in Latin America. He recently worked for Newmont Mining Corporation as Project Director for the Minas Congas Project in northern Peru, a multi billion dollar semi-grassroots copper gold project. Mr. Shaw also held the title of Regional Director of Projects and was responsible for project execution in Africa. From 1999 to 2005 he held the position of Vice President, Project Manager of Apex Silver Mines Corporation out of Denver, Colorado. Mr. Shaw was responsible for engineering, permitting, construction and start-up of the San Cristobal zinc/lead/silver mine project in Bolivia. He participated in the finalization of the feasibility study and then continued on to lead the preparation of basic engineering and permitting for the project. Mr. Shaw has been instrumental in the engineering, construction and start-up of numerous copper, gold and nickel projects globally, both as an operator and engineer-constructor from 1969 to present, including the Tiomin Resources, Inc. Cerro Colorado copper deposit in Panama, CODELCO projects in Chile, for Cyprus in Peru, and various projects for Phelps Dodge Corporation. Mr. Shaw also served as Project Manager for Bechtel and Davy McKee (now Aker Kvaerner.) Mr. Shaw’s experience in the last 25 years has largely focused on project development throughout Latin America.Mr. Shaw is a member of the SME, MMSA and has been admitted as a professional engineer in California, Arizona and New Mexico.

  Rowland Wallenius, C.A., Chief Financial Officer
  Mr. Wallenius graduated with a Bachelors of Business Administration in Accounting from Simon Fraser University, Burnaby, B.C. (1993) and became a Chartered Accountant in 1996. He worked as a Chartered Accountant for BDO Dunwoody and Collins Barrow in Vancouver, B.C., focusing on public company auditing. In 1997, Mr. Wallenius became corporate controller of a publicly traded waste recycling company until 1999 when he joined Planet Earth Recycling Inc. as President and CFO. In both these positions he was responsible for the accounting, regulatory departments and equity financing by the companies. From late 2001 to 2005 he provided accounting and consulting services to several private and public corporations including several start-up ventures in which Mr. Wallenius set-up the accounting and internal control systems for public reporting in Canada and the United States. In 2005, Mr. Wallenius joined the resource industry when he became the interim controller of Augusta Resources Corporation, Sargold Resource Corporation and Wildcat Silver Corporation. He,continued development of financial and public reporting, assisted in equity financing and assisted in graduation to the Toronto Stock Exchange. Mr. Wallenius is responsible for finance, corporate and operational accounting and treasury.

  Eric Norton, P.Eng., Vice President – Project Development and Operations
  Mr. Norton graduated from the University of Toronto in 1974, with a Bachelor of Applied Science (Honours) in Metallurgy and Materials Science. He worked for Teck Cominco for 31 years as a Manager in the various operating plants at the trail, B.C. zinc smelter and Riddle, Oregon nickel smelter and recently as a Manager in the Exploration Business Development Group in Vancouver, B.C. He devotes all his time to the Company.

  C. Thomas Ogryzlo – P. Eng, Director
  Mr. Ogryzlo has over thirty five years of experience in the mining and engineering contractor industries in development, financing, design, construction and operation of mining, industrial and energy projects in many parts of the world. He holds a Bachelor of Mechanical Engineering (1961) from McGill University in Montreal, Quebec, Canada. In May 2000, he was appointed Executive Vice President of Polaris Geothermal and since December 2003, he has been President and CEO. Polaris Geothermal Inc. is a TSX listed producer of renewable energy.

  Mr. Ogryzlo has been President of several mining companies, including, Cerro Matoso S.A., Triton Mining Corporation and Black Hawk Mining. He has also held the positions of President and CEO of Kilborn SNC-Lavalin, a large mining engineering company. His experience in exploration and development of multi-million dollar projects spans the world. Over a six year period, he directed process development work for Hanna Mining, initially as project manager and subsequently as President and General Manager, for the Cerro Matoso ferro-nickel project in Columbia where he was instrumental in organizing of a US$450 million financing involving World Bank, Exim, and a group of 52 private banks led by Chase Manhattan.

  Before joining Kilborn, Mr. Ogryzlo was Senior Vice President and a principal of Wright Engineers Ltd, a well-known private Canadian engineering company dedicated to the mining and metallurgical industry. He was based in Toronto and was responsible for operations in Eastern Canada, Latin America, and Europe.

  Mr. Ogryzlo has been a director of many public companies, most notably including Franco-Nevada Mining Corp Ltd., Tiomin Resources, Vista Mining Corporation, Birim Goldfields and Polaris Geothermal Inc. He is an independent director and is not involved in the day to day affairs of the Company.

  Graham Thody – C.A., Director
  Mr. Thody was a Partner of Nemeth Thody Anderson, Chartered Accountants of Vancouver B.C. from 1979 until his retirement in 2007. Mr. Thody’s practice focused on corporate mergers and acquisitions as well as domestic and international tax issues. Previously his practice focused on the auditing of publicly listed companies as well as participation in the Initial Public Offering process for several corporations. In addition to the Company, he is currently a Director of four corporations listed on the TSXV, Minterra Resource Corp., Geologic Explorations Inc., GoldSource Mines Inc., and SilverCrest Mines Inc., and is Chairman of one corporation listed on the TSX, UEX Corporation, all of which companies are involved in mining exploration throughout either North, Central, or South America.

  Mr. Thody is a member of the British Columbia Institute of Chartered Accountants (“BCICA”) as well as the Canadian Institute of Chartered Accountants. He is formerly a member of the BCICA By-Laws Committee. Mr. Thody is a Director and the Chairman of the Finance Committee for the Lions Gate Hospital Foundation. He holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia. He is an independent director and is not involved in the day to day affairs of the Company.

  Robert Mouat, Director
  Mr. Mouat has two degrees from UBC, graduating in 1974 with a BASc in Geological Engineering and in 1977 with a MSc in Business Administration. In 1978, Mr. Mouat passed the Canadian Securities Course. In the early 1980's, Mr. Mouat worked for Cominco (now Teck Cominco) and then for 14 years with Wright Engineers (later Fluor Daniel Wright) a large mining engineering firm. During his time at Wright, he evaluated over 500 mining projects. He lectured in Mine Valuation at UBC, presented papers at conferences at the CIM and SME and assisted in the preparation of reports submitted as expert's reports in the Supreme Courts of British Columbia and Ontario. In addition, Mr. Mouat has appeared as an expert witness in the area of mining valuations before the British Columbia Assessment Appeals Board and the British Columbia Expropriation Board. Mr. Mouat's management experience has largely been as a director with private companies, but he also served as a Director of Britannia Minerals Corp. (now Minterra Resource Corp.), a TSX Venture Exchange listed company from September 1992 to June 1995. He is also (since 1989) a director and the President of Terra Gaia Inc., a private company.

  Ross Glanville, B.A.Sc., P.Eng, MBA, CAMV , Director
  Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, he obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, he became a member of the Certified General Accountants of B.C. (CGA). Mr. Glanville has thirty-eight years of experience in mining, exploration, finance, marketing, and management, and held senior executive positions with major and junior mining and consulting companies. As an independent consultant over the past twenty years, Mr. Glanville has specialized in valuations of exploration/development/mining companies and properties; and has also provided many fairness opinions, and acted as an expert witness in court cases involving valuation disputes related to financial and technical issues. Mr. Glanville has valued more than 500 mining and exploration companies in Canada, the U.S.A., Australia, and Mexico, as well as over 150 in many other areas of the world, including Africa, South America, Europe, and Asia. He has formed public companies (listed on the Toronto Stock Exchange, the Australian Stock Exchange, NASDAQ, and the TSX Venture Exchange) and has served on the Boards of Directors of three companies with producing mines. Mr. Glanville has also acted in more than 50 court cases and assessment appeal board hearings in Canada, the U.S.A., Australia, and the U.K. He has written several articles, and given many presentations, related to the valuation of exploration and mining companies. Some of these articles were published by the United Nations, the Society of Mining Engineers, and by various Canadian magazines and newspapers.

  Mr. Glanville has provided a large number of fairness opinions (more than 200) for mergers, amalgamations, and acquisitions of public and private companies. These assignments were undertaken for investment dealers, regulatory bodies (including stock exchanges), banks, various government agencies, venture capital firms, forestry companies, mining and exploration companies, oil and gas companies, and others. He is an independent director and is not involved in the day to day affairs of the Company. He is a director of three other corporations listed on the TSXV, Archon Minerals Limited, Oremex Resources Inc., and Starfield Resources Inc.

  David Dreisinger, Ph.D, P.Eng, Vice President Metallurgy
  Dr. Dreisinger holds the position of Professor and Industrial Research Chair in Hydrometallurgy at the University of British Columbia. He has been a professor at UBC since 1988. He has published over 100 papers and has been involved as a process consultant in industrial research programs with metallurgical companies. He has participated in 11 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper matte. Dr. Dreisinger also co-invented the Mt. Gordon Copper Process for copper recovery from sulfide ores and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. He has been actively involved in the development of the proposed metallurgical flow sheet for Boleo and is one of the recognized experts in the world in the area of hydrometallurgy. He devotes such time as is necessary to the Company, which is typically less than twenty-five percent of his time. He is also a director of Polymet Mining Corp.

  Kendra Low (née Greenslade), B.H.K.. Corporate Secretary
  Ms. Low has been involved with the Company since completion of the Reverse Acquisition in April 2004 as Office Manager and Assistant to the Vice President – Operations. Prior to joining the Company, Ms. Low worked for the law firm of Holmes Greenslade, barristers and solicitors, as a legal assistant in corporate securities. Ms. Low also worked as a corporate wellness advisor for Curtis Personalized Wellness in Vancouver from November, 2002 to April, 2004. She was appointed Corporate Secretary on July 20, 2006. Ms. Low holds a Bachelor of Human Kinetics (B.H.K.), Minor in Commerce, from the University of British Columbia. She devotes all of her time to the Company.

  Gaston Reymenants, Vice President Marketing
  Mr. Reymenants had a long career with a major mining company as a metals trader. He now works as an independent with specific expertise in the nickel and cobalt markets. Unlike copper and zinc, the marketing of cobalt requires special knowledge and expertise. Mr. Reymenants has expertise in securing potential long-term off-take contracts, particularly for cobalt. He is involved primarily in identifying possible off-take candidates for metal products the Company may produce, particularly cobalt products, and devotes approximately thirty to forty percent of his time to the Company. Since April 28, 2004 to present, he has also served as Vice-President Marketing of Polymet Mining Corp. The Company and Polymet Mining Corp. each plan to produce and sell copper metal and cobalt. Copper is readily marketable through the London Metal Exchange or the New York Comex Exchange. The sale of Cobalt is a more limited and specialized market, which may give rise to a potential conflict. However, the cobalt products anticipated to be produced by the Company and Polymet are expected to be significantly different and the markets for these products are not expected to conflict.

  Tawn Albinson, M.Sc. (geology), Managing Director Minera y Metalurgica del Boleo S.A. de C.V.
  Mr. Albinson holds a Bachelor of Science in geology from Macalester College and a Master of Science in economic geology from the University of Minnesota. Mr. Albinson has been an exploration geologist in Mexico throughout the majority of his career and has run a large number of drilling programs during such period. Since May 1998, to present, he has run a fluid inclusion laboratory in Mexico City, providing consulting services to various companies in the gold mining industry. He devotes the majority of his time to the Company.

  Key Employees

  Scott Britton, General Manager – Mining
  Mr. Britton graduated from Virginia Polytechnic Institute & State University in Blacksburg, Virginia, USA with a Bachelor of Science – Mining Engineering (1977) and has completed graduate work towards both a Masters of Engineering Management and a Masters in Business (Finance) at Drexel University and Indiana University of Pennsylvania, respectively. Mr. Britton has extensive operating experience in underground mine management, mine engineering, resource development planning, capital and operating cost budgets, and detailed operations planning. Mr. Britton has previously worked in such minerals as trona and coal, and has recently held the position of Underground Mine Manager for General Chemical (Soda Ash) Partners in Green River, Wyoming. During this time with General Chemical, he was responsible for producing 4.5 million tonnes of ore using bore and continuous mining machines (similar to those expected to be utilized at the Boleo Project) on a 7-day work week. Mr. Britton lead a team that increased mine productivity while controlling costs and improving ore recovery. Over his career, Mr. Britton has been published in numerous Mining publications, including two books, “Practical Coal Mine Management” and “Construction Engineering in Underground Coal Mines”. Mr. Britton was also co-editor of The Mining Engineers Handbook published by The Society for Mining Metallurgy and Exploration (SME) (1992). He is a registered professional engineer in Wyoming. He devotes all his time to the Company.

  Terry Hodson, P.Geo., General Manager - Geology
  Mr. Hodson graduated from the University of British Columbia with a Bachelors of Science (Honours) Geology (1980). He has worked continuously in the mining industry since graduation in the areas of exploration and resource evaluation, as well as 12 years in operations. Most recently, he was with Tech Cominco Ltd. as Assistant Manager, Advanced Projects. He has been a member of the Professional Engineers and Geoscientists of British Columbia (P.Geo) since 1992. He devotes all his time to the Company.

  Ron Hamm, Engineering Manager
  Mr. Hamm graduated with a BSc. Eng (Elec) degree from the University of the Witwatersrand in 1972. He then joined Westinghouse Bellambie’s telecontrol division where his roles ranged through design commissioning and project management. Over a period of five years his contracts included the reticulation control of five South African cities as well as the Richards Bay coal railway line. Mr. Hamm then moved on to Asea Electric where he spent four years as the senior commissioning engineer for the Southern African region, commissioning projects ranging from hydroelectric generation and power distribution systems, ferro-alloy, steel and PGM furnaces to mine winders operating on diamond, gold and coal mines. He next joined Titaco Projects where he moved from discipline engineer to project engineer and finally project manager, working on projects including ferro-alloy furnaces, diamond and ferro-alloy recovery plants and PGM and copper refineries. In 1995 Mr. Hamm immigrated to Canada as branch manager for Titaco and was primarily involved in business development on smelters and ferro-alloy recovery projects. Following the take over of Titaco by Bateman Engineering in 2000, Mr. Hamm continued as branch and business development manager for Bateman’s complete process product line, which included base and precious metal refineries and diamond and ferro-alloy recovery plants. During this time he was involved in the design, construction, commissioning and project management aspects of projects. He is a registered professional engineer in South Africa. He devotes all his time to the Company. He devotes all his time to the Company.

  Mike LaFlamme, Director – Supply Chain
  Mr. Laflamme graduated from the University of Ottawa in 1976 with a Bachelor of Arts in Geography. He worked on the James Bay Hydro Project before relocating to British Columbia to attend the University of British Columbia where he completed all graduate coursework towards a Masters degree in Applied Science (Civil Engineering). He is an accomplished Supply Chain and Operations Management professional with over 20 years of combined international operations and project experience in Canada, South America, North Africa and South Pacific. As Manager Logistics for Fibreco Export for 11 years Mr. Laflamme managed overall supply chain activities for over 1 million Mt/yr of bulk material to Japanese and domestic markets. He then joined Stone-Container/Veneston S.A. as Assistant General Manager to build and operate a 1 million Mt/yr greenfield mill and port facility near Puerto Ordaz, Venezuela. In 2003, he joined SNC-Lavalin as Corporate Logistics Manager where he managed logistics requirements for numerous international projects including working on the GMRA Project at site in Libya, North Africa. Prior to joining Baja Mining, Mr. Laflamme was Director Supply Chain for INCO-CVRD Goro Nickel project in New Caledonia responsible for procurement, contracts, logistics and materials management. Presently working in our Vancouver office, he will be joining the Santa Rosalia project team for the construction phase and manage supply chain activities once operational. He devotes all his time to the Company.

  Mike Rockandel, P.Eng., Manager – Process Engineering
  Mr. Rockandel has more than thirty years of process experience including: development; design; equipment specification and selection; Hazop analysis; commissioning, start-up planning and supervision; and operations supervision. The work has been broad based covering projects in the metallurgical, industrial minerals, chemical and environmental industries. Mr. Rockandel has worked with Aker Kvaerner as a Senior Principal Process Engineer for 12 years and has been the lead process engineer on many projects, including the following: Rio Tinto’s Kazan Study, Park/ETI Bank’s Beypazari Study and Lake Magadi Pure Soda Ash study. He devotes all his time to the Company.

  Other Board Committees
  The Board has established three standing executive committees, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

  The Audit Committee
  The Audit Committee currently has three members, Graham Thody, C.A., Ross Glanville and Tom Ogryzlo. The Audit Committee Charter requires that the audit committee consist of three directors, the majority of which are independent. The committee is appointed annually by the board of directors immediately after the annual general meeting of the Company. Each member of the Committee must be financially literate, meaning that he must be able to read and understand financial statements. The Committee’s duties are to monitor and oversee the operations of management and the external auditor. The Audit Committee is structured to comply with Multilateral Instrument 52-110 – Audit Committees (MI 52-110). As the Company graduated to the Toronto Stock Exchange in February 2007, it is the intention of the Company to replace any non-independent member of the Audit Committee with fully independent members in the near term.

  The Charter of the Audit Committee

  Purpose

  The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

    The audit process;
    The financial accounting and reporting process to shareholders and regulatory bodies; and
    The system of internal financial controls.

  Composition

  The Committee shall consist of three Directors, all of whom are “independent” within the meaning of Multilateral Instrument 52-110, Audit Committees, as defined therein and pursuant to the standards of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, and the American Stock Exchange. The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Company. Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements. One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting. The Audit Committee became a completely independent committee of the Board of Directors following the Company’s graduation to the Toronto Stock Exchange on February 7, 2007.

  Biographies of Audit Committee Members

  The members of the Audit Committee are as follows:

  Graham Thody (Chairman) Ross Glanville C. Thomas Ogryzlo

  For complete biographies of each individual member of the Audit Committee, please see Item 7, page 61.

  Duties

  The Committee’s duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

  The specific duties of the Committee are as follows:

Management Oversight:

o	Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;

o	Review and evaluate the Company’s internal controls, as established by Management;

o	Review and evaluate the status and adequacy of internal information systems and security;

o	Meet with the external auditor at least one a year in the absence of Management;

o	Request the external auditor’s assessment of the Company’s financial and accounting personnel;

o	Review and evaluate the adequacy of the Company’s procedures and practices relating to currency exchange rates; and

o	Review and evaluate the Company’s banking arrangements.

External Auditor Oversight

o	Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks;

o	Review the scope and approach of the annual audit;

o	Inform the external auditor of the Committee’s expectations;

o	Recommend the appointment of the external auditor to the Board;

o	Meet with Management at least once a year in the absence of the external auditor;

o	Review the independence of the external auditor on an annual basis;

o	Review with the external auditor both the acceptability and the quality of the Company’s accounting principles; and

o	Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

Financial Statement Oversight

o	Review the quarterly reports with both Management and the external auditor;

o	Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;

o	Review and discuss with Management the annual audited financial statements; and

o	Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

  Principal Accounting Fees and Services – Independent Auditors

  The following table shows the aggregate fees billed to the Company by PricewaterhouseCoopers, LLP, Independent Registered Chartered Accountants, and Staley Okada & Partners, Chartered Accountants, its external auditors, in each of the last two years. Due to a transaction between Staley Okada & Partners (“Former Auditors”) and PricewaterhouseCoopers, LLP (“Current Auditors”), the Audit Committee approved PricewaterhouseCoopers, LLP, as the auditor of the Company effective November 20, 2006.

	Years ended December 31
	2007	2006
Audit(1)	$123,000	$83,919
Audit Related(2)	$-	$-
Tax(3)	$8,000	$-
All Other Fees(4)	$-	$-
Total	$131,000	$ 83,919

(1)	The aggregate audit fees billed.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”. This fee includes review of quarterly filings and review of the United States Form 40-F and Form 20-F Registration Statements.

(3)	The aggregate fees bill for professional services rendered for tax compliance, tax advice and tax planning. This fee includes annual tax returns and tax advisory services.

(4)	The aggregate fees billed for products and services other than as set out under the heading “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

  The Compensation Committee

  The members of the Compensation Committee are as follows:

  C. Thomas Ogryzlo (Chairman)
  Graham Thody
  Ross Glanville.

  All of the members of the Compensation Committee are independent directors.

  The Compensation Committee has the authority to engage and compensate any outside advisors that it determines to be necessary to permit it to carry out its duties and to conduct or authorize investigations into any matters within the scope of its responsibilities. The Committee may create one or more subcommittees and may delegate, in whole or in part, its duties and responsibilities to such subcommittees or to individual members of the Committee.

  Charter of Compensation Committee

  Purpose

  The compensation committee (the “Committee”) is a committee of the board of directors (the “Board”) of Baja Mining Corp. (the “Corporation”), appointed by the Board to assist it in fulfilling its responsibilities relating to the compensation of the senior executives of the corporation.

  Composition and Meetings

  The Committee shall be comprised of at least three Directors, all of whom shall satisfy the applicable independence and experience requirements (or recommendations as the case may be) of the laws governing the Corporation, the stock exchanges on which the Corporation’s securities are listed and the applicable securities regulatory authorities. Each member will have, to the satisfaction of the Board, sufficient skills and experience which are relevant and will contribute to the carrying out of the mandate of the Committee.

  The members of the Committee shall serve at the pleasure of the Board for such term or terms as the Board may determine. The Board may remove a member of the Committee at any time in its sole discretion by resolution of the Board. Unless a chairman is elected by the Board, the members of the Committee may designate a chairman by majority vote of the full membership of the Committee.

  The Committee shall meet at least twice per annum or more frequently as circumstances require. The Committee may ask any Director, member of management of the Corporation, outside counsel of the Corporation or others to attend a meeting of the Committee or to meet with members of, or advisors to, the Committee and to provide pertinent information as necessary. The Committee may retain the services of outside compensation specialists to the extent required.

  Quorum for the transaction of business at any meeting of the Committee shall be the presence in person or by telephone or other communication equipment of a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine. If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

  If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

  Meetings of the Committee shall be held from time to time and at such place as the Committee or the chairman of the Committee shall determine upon not less than 48 hours notice to each of the members, provided that notice of a meeting shall not be required if all members are present either in person or by telephone conference or if those members who are absent have waived notice or otherwise signified their consent to the holding of the meeting. A notice of a meeting of the Committee may be given verbally, in writing or by telephone, facsimile, e-mail or other means of communication, and need not specify the purpose of the meeting.

  Each of the chairman of the Committee or any member of the Committee shall be entitled to request that the chairman of the Committee call a meeting which shall be held within 72 hours of receipt of such request.

  The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as secretary at any meeting.

  All decisions of the Committee will require the vote of a majority of its members present at a meeting at which a quorum is present. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. Such instruments in writing may be signed in counterparts and by facsimile, each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

  Authority of the Committee

  The Committee has the authority to engage and compensate any outside advisors that it determines to be necessary to permit it to carry out its duties and to conduct or authorize investigations into any matters within the scope of its responsibilities. The Committee may create one or more subcommittees and may delegate, in whole or in part, its duties and responsibilities to such subcommittees or to individual members of the Committee.

  Responsibilities and Duties

  To fulfill its responsibilities and duties, Committee shall:

1.	Report regularly to the Board with respect to such matters as are relevant to the Committee’s discharge of its responsibilities and with respect to such recommendations as the Committee may deem appropriate, and provide a copy of the minutes of each meeting of the Committee to the Secretary of the Corporation for inclusion in the Corporation’s minute books.

2.	Compare, periodically, the total remuneration and the main components thereof (such as base salary, bonus and other performance incentives) of the officers of the Corporation with the remuneration practices of similar companies in the mining exploration industry.

3.	Establish and review the overall compensation philosophy of the Corporation.

4.	Establish and review, at least annually, the Corporation’s general compensation policies applicable to the chief executive officer and other officers, including the corporate goals and objectives and annual performance objectives relevant to them.

5.	Evaluate the performance of the chief executive officer and other officers in light of those goals and objectives and, based on such evaluation, determine and approve the annual salary, bonus, options and other benefits, direct and indirect, of the chief executive officer and other officers. In determining the compensation, the Committee should consider the Corporation’s performance, the value of similar incentive awards to chief executive officer’s and other officers at comparable companies, the awards given to the chief executive officer and other officers in past years and any other factors it deems relevant.

6.	Review and recommend to the Board for approval, or approve if the Board has delegated to the Committee such approval, all employment, consulting, retirement and severance agreements and arrangements involving officers, key employees and directors of the Corporation and periodically evaluate existing agreements and arrangements for continuing appropriateness.

7.	Review and recommend to the Board for approval, or approve if the Board has delegated to the Committee such approval, any incentive-compensation plans and equity-based plans that the Corporation proposes to establish for its directors, officers, employees and consultants (collectively, the “Plans”) and review the appropriateness of the allocation of benefits under the Plans and the extent to which the Plans are meeting their intended objectives and, as appropriate, recommend that the Board make modifications to the Plans.

8.	Review and make recommendations to the Board, or approve if the Board has delegated to the Committee such approval, all awards of shares, options or other securities pursuant to the Corporation’s equity-based Plans.

9.	Review the adequacy and form of compensation of Directors and ensure that the compensation realistically reflects the responsibilities and risk involved in being a director, and recommend to the Board for approval the remuneration of the Directors and the amount to which each such director shall be entitled for each meeting of the Board or a committee thereof attended.

10.	Review compensation disclosure relating to the Directors and the officers of the Corporation before the Corporation publicly discloses this information.

11.	Prepare an annual report on executive compensation for inclusion in the Corporation’s management information circular in accordance with applicable securities laws.

  Compensation of Independent Directors

  Whereas the Compensation Committee will be largely made up of independent directors who will be unable to vote on their own compensation, a table of compensation for all independent directors has been established:

Position	Compensation
Independent Director	$1000 per month
Member of a Committee	additional $250 per committee per month
Chairing of a Committee	additional $250 per committee per month

  Ie: Independent Director who is a Committee Chairman and member would be paid $1500/month.

  The Nominating and Corporate Governance Committee

  The members of the Nominating and Corporate Governance Committee are as follows: Ross Glanville (Chairman) Graham Thody C. Thomas Ogryzlo

  All of the members of the Nominating and Corporate Governance Committee are independent directors.

  Charter of the Nominating and Corporate Governance Committee

  Purpose

  The purpose of the Nominating and Corporate Governance Committee (the “Committee”) is to act as the representative of the Board of Directors (the “Board”) in carrying out its oversight responsibilities relating to:

    identifying qualified individuals to become members of the Board;
    assessing and report on the effectiveness of the Board and any committees thereof; and
    developing and recommending to the Board a set of corporate governance polices and principles applicable to the Company in accordance with necessary regulatory body rules and regulations.

  Composition

  The Committee shall consist of three directors, each of whom is “independent” within the meaning of Multilateral Instrument 52-110,; and each of whom meets the applicable independence requirements of Sarbanes-Oxley, the rules set forth by the United States Securities and Exchange Commission (the “SEC”) and the rules of the American Stock Exchange (the “AMEX”). The Committee shall be appointed annually by the Board immediately following each annual general meeting (“AGM”) of the Company and its members shall hold office until the next AGM, or until such time as they are removed by the shareholders of the Company or removed with or without cause by the Board on its own initiative or the recommendation of the Committee. Any Committee member who ceases to be a director of the Company will automatically cease to hold positions on the Committee and must be replaced by another independent Board member immediately.

  Duties

  The Committee’s duty is to monitor and oversee the operations of management and the Company’s external auditor. The Committee shall also review and evaluate this Charter on an annual basis, and may, from time to time, be amended as necessary and deemed appropriate by Committee members and by final approval of the Board.

  The specific duties of the Committee are:

1.	to develop and propose the corporate governance procedures to be adopted by the Board including development of corporate governance principles and guidelines that are specifically applicable to the Company;

	1.	to supervisee and assess the manner in which the governance of the Company is undertaken and its effectiveness, and making recommendations to the Board in respect thereof;

	2.	to remain current and up to date on all necessary governance policies and changes to the same in order to ensure the Company’s governance policies are in compliance with all necessary and applicable securities rules and regulations in all jurisdictions the Company practices business in;

	3.	to develop and recommend to the Board the selection criteria for new Board members

	4.	to identify and recommend, in consultation with the Chairman of the Board, the Board nominees for election or re-election to the Board or for appointment to fill any vacancy that is anticipated or has arisen on the Board, taking into consideration the competencies and skills each nominee will bring to the boardroom as a complement to the competencies and skills that the Board possess as a whole;

	5.	to identify and review, from time to time, the structure, composition, and size of the Board, and develop and annually update a long term plan for the Boards composition, in order to ensure effective conduct of the Company’s business;

	6.	in considering Board nominees, to consider the amount of time and resources each Board nominee can contribute to the Company;

	7.	to review and recommend continuing education opportunities that will enhance the competencies already possessed by Board members;

	8.	to identify and recommend to the Board individual directors to serve as members and chairs of the varying Board committees

	9.	to assess the Company’s directors and officers liability insurance annually and make recommendations for renewal, amendment or replacement of the current insurer;

	10.	to review and approve any corporate governance report to be made in accordance with applicable securities laws and stock exchange regulations for inclusion in the Company’s Annual Information Form, Information Circular and/or Annual Report; and

	11.	to perform such other functions as deemed necessary, from time to time, and designated in future resolutions of the Board.

  Structure and Operations

  The Board shall appoint a Chair of the Committee who shall either be an independent Chair of the Board or the lead director. The Chair, in consultation with the Committee members, shall determine the schedule and frequency of Committee meetings provided that the Committee shall meet at least once per year. The Committee will report to the Board on its activities at the Board meeting next following the meeting of the Committee.

  Potential Conflicts of Interest of Baja’s Officers/Directors

  Certain members of our directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. For example, John W. Greenslade is also President of Minterra Resource Corp., a mineral exploration company; Robert Mouat is a director of Terra Gaia Inc., an environmental company; and William Murray was President of, and is now Chairman, of Polymet Mining Corp., a mineral development company. In addition, Gaston Reymenants is also Vice-President Marketing of Polymet Mining Corp., a position he held prior to joining the Company. Such associations may give rise to conflicts of interest from time to time. In particular, Minterra Resource Corp. and Polymet Mining Corp. are also involved in the mining industry which leads to the possibility that such companies could compete with the Company for the acquisition of mineral projects. Both the Company and Polymet Mining Corp. propose to produce copper metal and cobalt. The sale of cobalt is a specialized market and conflicts may arise in selling or developing cobalt properties.

  If a director or senior officer of the Company holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer of the Company, the director or senior officer must disclose the nature and extent of the conflict to the directors of the Company, in accordance with corporate law and in accordance with his or her fiduciary obligations as a director or senior officer of the Company. The Company does not have a specific policy in place with respect to the allocation of corporate opportunities between the Company and the other entities with which its officers and directors are affiliated.

ITEM 8	PROMOTERS

  Please refer to ITEM 2 for information regarding the Reverse Takeover and ITEM 7 for pertinent securities information pertaining to the directors and senior officers involved in the Reverse Takeover. Mr. John Greenslade, Mr. William Murray and Mr. Robert Mouat were originally involved in the Company before the Reverse Acquisition as founders of Mintec and later as key personnel in the re-organization of the Company pre and post Reverse Takeover.

ITEM 9	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

  The Company does not know of any material active or pending legal proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 10	CEASE TRADE ORDERS, BANKRUPTIES, PENALTIES OR SANCTIONS

  To the knowledge of the Company, no director or Senior Officer of the Company, other than Graham Thody:

(a)	is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

  (b)    has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

  Graham Thody, a current director of the Company, was a director of Scaffold Connection Corporation (“Scaffold”) at December 31, 1999, when Scaffold filed for and was granted protection under the Companies Creditors Arrangement Act (for which it was cease traded) and continued to be a Director of Scaffold until November 6, 2001, prior to the appointment of the then Monitor, KPMG Inc., as the Receiver Manager on November 16, 2001.

ITEM 11	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

  Please refer to Item 2 for information regarding the Reverse Takeover in 2004.

ITEM 12	TRANSFER AGENT AND REGISTRAR

  The registrar and transfer agent for the Company’s common shares and 2004 Warrants is Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. Registration facilities are maintained in and transfers of the Company’s securities may be effected through Computershare's offices in Vancouver, British Columbia and Toronto, Ontario.

ITEM 13	MATERIAL CONTRACTS

1.	Letter Agreement among the Mintec Shareholders and the Company dated December 2, 2003 and subsequently amended by letter agreements dated February 12, 2004 and March 8, 2004 regarding the Reverse Takeover. Refer to Item 2;

2.	License Agreement dated September 3, 2004 with Commonwealth Scientific & Industrial Research Organization (“Commonwealth Scientific and Industrial Research Organization”) granting the Company a non-exclusive royalty free license to certain intellectual property owned by Commonwealth Scientific and Industrial Research Organization relating to synergistic direct solvent extraction for the recovery of cobalt, zinc and copper from leach solutions;

3.	Agreement with Endeavour Financial International Limited dated March 15, 2005 and updated in October 2005 and again in February 2007 to provide general corporate financial advice with respect to the financing and development of the Boleo copper/cobalt/zinc Project, Baja California Sur, Mexico;

4.	Sublease agreement dated March 15, 2005, between the Company and Sierra Systems Group Limited. During 2005, the Company entered into an arms-length sublease on 5500 square feet of head office space in Vancouver, British Columbia on the belief that it would need at least this much space if it proceeds to construction and production at El Boleo. The Company pays $12,777.93/month to Sierra Systems and is under lease until September 29 2010. The Company also entered in a sublease agreement dated June 30, 2006 with Sierra Systems Group Limited for $4,330.25/month . The Company is under lease on this secondary space until September 29, 2010;

5.	Contract dated July 24, 2007 with Control Solutions to perform documentation, remediation and testing needed to make the Company's annual assertions under MI 52-109 and SOX-404. Control Solutions will provide dedicated and experienced team with expert knowledge in both Internal Audit and SOS-404, including project scoping, control design documentation, evaluation, and testing conforming to the requirements of SOX-404.

7.	Bridge Loan Agreement with Endeavour Mining Capital Corp. as detailed in Item 2 under the heading “Financings 2005-2007”.

8.	Contract of purchase and sale effective July 28, 2006 with NDCO Power Systems (2005) Inc., subsequently amended in September 2007. Refer to Item 3 (subsection – Power Supply) for further information.

9.	Agreement between the Commission of Naturally Protected Areas (CONANP), Bank Monex, Ecobanco, a Mexican non-profit organization, and the Company to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. For terms and conditions of this Agreement, please refer to Item 3, (subsection - Environmental).

10.	Debt facility mandate with Bayerische Hypo-und Vereinsbank AG, a member of the UniCredit Group. Please refer to Item 2 under the heading “Financings 2005-2007” for more information.

11.	US$64 million equipment lease facility with CAT Financial. Please refer to Item 2 under the heading “Financings 2005-2007” for more information.

12.	Agreement with Versant Partners of Toronto, Ontario for a CDN$15 million bought deal financing. Please refer to Item 2 under the heading “Financings 2005-2007” for more information.

ITEM 14	NAMES OF EXPERTS

  Reference is made in documents and technical reports filed by the Company in 2006 & 2007 to experts’ (i.e. “qualified persons” as defined in NI-43-101) statements by David Mehner, P.Geo., William Yeo, MAusIMM, PhD., and Phillip Hellman, FAIG, PhD., of Hellman & Schofield, John Wyche, MAusIMM, MMICA, CPMin, of Australian Mine Design and Development Corp., Michael Richard Holmes, MSAIMM, of Bateman Engineering Pty. Ltd., John Greenslade, B.Ap.Sc., M.Eng., LL.B, P.Eng., President of the Company, Donald Hunter, CP (Mining), C.Eng., of Hunter Mine Engineering Services Pty. Ltd., Grant Bosworth, P.Eng of Wardrop Engineering, Eric Norton, P.Eng, Vice President Project Development and Operations of the Company, Scott Briton, General Manager -- Mining, and Timothy Ross, PE, SME Registered Member, of Agapito Associates Inc.

  David Mehner

  Mr. David Mehner holds a Bachelor of Science (1976) and Master of Science (geology) (1982) from the University of Manitoba.
  He is a Member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Geological Association of Canada.

  Mr. David Mehner is responsible for the preparation of the technical report entitled an “Underground Resource Calculation and Review", Boleo District dated November 27, 2003, which is included in this application.

  William Yeo

  Mr. Yeo graduated with a BSc(Hons) degree in geology from Oxford Polytechnic, UK in 1979 and a PhD. In geochemistry and petrology from the University of Bristol, UK, in 1984. He is a member of the Australian institute of Mining and Metallurgy.

  Phillip Hellman

  Mr Hellman graduated with a BSC (Hons) degree in geology from the University of Sydney in 1973 and obtained a PhD in geochemistry and petrology from Macquarie University in 1979 and Diploma of Education from Sydney University in 1974. He is a fellow of the Australian Institute of Geoscientists.

  Mr. Yeo and Mr. Hellman co-authored and were responsible for the preparation of the technical report titled “Resource Estimate Study, the El Boleo Copper-Cobalt-Zinc Deposit” dated March 2005. In addition, the resource data contained within this report was also included within the Bateman Engineering “Preliminary Assessment of the El Boleo Copper-Cobalt Project” assembled and partially authored by Bateman Engineering Pty. Ltd.. Mr.Yeo and Mr. Hellman were also responsible for an updated resource estimate on the El Boleo Copper-Cobalt Deposit that has been published in the Bateman Engineering technical report titled “An Updated Preliminary Assessment of El Boleo Copper-Cobalt Project” dated January 31, 2007, as well as the technical report titled “El Boleo Project Feasibility Study Summary Report” dated July 11, 2007.

  John Wyche

  Mr. Wyche graduated with a BE(Hons) degree in mining from Queensland University, Australia, in 1981. He also obtained a Bcomm. from Queensland University in 1990. He is a member of the Australian Institute of Mining and Metallurgy and a member of the Mineral Industry Consultants Association (Aust) and a Chartered Practising Engineer (Mining).

  He was responsible for the preparation of the mining concepts and preliminary mine design that are incorporated in the Hunter Report and in the Bateman Engineering “Preliminary Assessment of the El Boleo Copper-Cobalt Project”, dated August 2005 assembled by and partially authored by Bateman Engineering Pty. Ltd. Mr. Wyche is also partially responsible for the mining concepts incorporated into the Bateman Engineering technical report titled, “An Updated Preliminary Assessment of El Boleo Copper-Cobalt Project” dated January 31, 2007. Technical information from the aforementioned technical reports was included in the technical report titled “El Boleo Project Feasibility Study Summary Report” dated July 11, 2007.

  Michael Richard Holmes

  Mr. Holmes graduated with a BSc Engineering degree in Metallurgy from the University of Witwatersrand, RSA in 1985. He obtained a BComm. from UNISA in 1994 and a MBA from the Wits Business Scholl in 1997. He is a Member of the South African Institute of Mining and Metallurgy (Membership No. 40334) and is a registered Professional Engineer with ECSA- the Engineering Council of South Africa (Pr. Eng No. 910429).

  He was responsible for various inputs to the technical reports titled: “Preliminary Assessment of the El Boleo Copper-Cobalt Project” dated August 12, 2005.; “An Updated Preliminary Assessment of El Boleo Copper-Cobalt Project” dated January 31, 2007; and “El Boleo Project Feasibility Study Summary Report” dated July 11, 2007, including all metallurgical input as well as the capital and operating costs projections.

  Donald Hunter

  Mr. Hunter graduated from the Royal School of Mines, Imperial College of Science & Technology, university of London, with a Bachelor of Science Degree in Mining Engineering in 1973. He is a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the Institution of Materials, Metallurgy and Mining, an Associate of the Royal School of Mines, a Chartered Professional (Mining) as recognized by the AusIMM and a Chartered Engineer as recognized by the IOMMM.

  He was responsible for the preparation of the technical report entitled “A Review of the Potential to develop a Mining Operation in the Boleo District together with Recommendations for Future Project Development” dated June 15, 2005. In addition he provided the independent technical review of the preliminary economic assessment contained within the Bateman Engineering “Preliminary Assessment of El Boleo Copper-Cobalt Project” dated August 2005 as well as the Bateman Engineering “An Updated Preliminary Assessment of El Boleo Copper-Cobalt Project”, dated January 31, 2007. Information from Mr. Hunter’s 2005 technical report was incorporated by reference into the technical report entitled “El Boleo Project Feasibility Study Summary Report” dated July 11, 2007.

  John Greenslade

  Mr. Greenslade graduated from the University of British Columbia (“UBC”) with a Bachelor of Applied Science (Mineral Engineering) in 1972. He received a Masters of Engineering Degree in 1975 from UBC and a Bachelor of Laws from UBC in 1978. He is a Barrister and Solicitor and member of the Law Society of British Columbia. He is also a member of the Canadian Institute of Mining, Metallurgy and Petroleum, and a Registered Professional Engineer in the Province of British Columbia.

  He was responsible for the preparation of the preliminary economic assessment contained within the Bateman Engineering “Preliminary Assessment of El Boleo Copper-Cobalt Project” dated August 2005. As he is President of the Company and accordingly not “independent”, Donald Hunter was retained to review the preliminary economic assessment and provide the necessary independence under N.I. 43-101.

  Timothy Alan Ross

  Mr. Ross, a Principal with Agapito Associates Inc. (AAI), graduated with a BS Engineering degree in Mining from the Virginia Polytechnic Institute and State University in 1977. He has 20 years experience in management of underground coal operations in the United States and 10 years experience as an international mining consultant specializing in geotechnical issues related to underground mine design and mine operations, general mine design and operation optimization. He is an SME Founding Registered Member, and is a registered Professional Engineer in the states of Alabama, Colorado, Kentucky, New Mexico, Utah, Virginia, West Virginia, and Wyoming

  He was responsible for AAI’s technical report titled “Preliminary Geotechnical Performance Study for Underground Mining of the El Boleo Copper Cobalt Project, Texcoco Test Mine Including Operations Observations and Recommendations”, dated July 2006 and the underground mining portion of the technical reports titled “An Updated Preliminary Assessment of El Boleo Copper-Cobalt Project” dated January 31, 2007 and “El Boleo Project Feasibility Study Summary Report” dated July 11, 2007.

  Grant Bryan Bosworth

  Mr. Bosworth graduated with a BSc Engineering degree in Mineral Engineering from the University of Alberta, in Edmonton, Alberta in 1981. He is a registered Professional Engineer with the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA) and is also registered as a Professional Engineer with The Association of Professional Engineers and Geoscientists of B.C, (APEGBC).

  Mr. Bosworth was responsible for certain inputs to the technical report titled “Updated Preliminary Assessment of the El Boleo Copper-Cobalt Project” dated January 31, 2007 relating to the Boleo Project (the

  “Project”), specifically the plant capital cost projections and certain surface infrastructure costs. Mr. Bosworth visited the Project on one occasion in August 2006.

  Mr. Bosworth has had involvement in the Project since March 2006. The nature of this involvement includes managing sundry engineering services to the feasibility study as a sub-consultant to Bateman Engineering Canada Corp. Mr. Bosworth participated in the compilation and preparation of the technical report titled “El Boleo Project Feasibility Study Summary Report” dated July 11, 2007.

  Eric Norton

  Mr. Norton graduated from the University of Toronto (1974), with a Bachelor of Applied Science (Honours) in Metallurgy and Materials Science. He worked for Teck Cominco (previously Cominco) for 31 years as a Manager in the various operating plants at the Trail, B.C. zinc smelter and Riddle, Oregon nickel smelter and recently as a Manager in the Exploration Business Development Group in Vancouver, B.C. During his time in Trail he directed both pyrometallurgical and hydrometallurgical plants. From 1990 to 1998 he held the position of Operations Manager of the Glenbrook Nickel smelter in Oregon, USA. Mr. Norton directed the re-build and re-start of the ferronickel smelter and then held responsibility for the operation and commercial duties. He returned to Canada in 1998 and has since held the positions of: Manager of Materials and Metallurgy; Manager of Production Support, which included responsibility for the central maintenance and capital projects groups; Manager of Commercial Services at Trail, B.C.; and Manager in the Exploration Business Development Group in Vancouver since 2004. While in the Commercial Services position in Trail he lead the entry of Teck Cominco into the zinc sulphate fertilizer business. Mr. Norton is a member of the Association of Professional Engineers and Geoscientists of British Columbia.

  Mr. Norton was responsible for input into the economic assessment portion of the report titled “An Updated Preliminary Assessment of El Boleo Copper-Cobalt Project” dated January 31, 2007. As he is Vice President Project Development and Operations of the Company and accordingly not “independent”, Donald Hunter was retained to review the preliminary economic assessment and provide the necessary independence under N.I. 43-101.

  Scott Britton

  Mr. Britton graduated from Virginia Polytechnic Institute & State University in Blacksburg, Virginia, USA with a Bachelor of Science – Mining Engineering (1977) and has completed graduate work towards both a Masters of Engineering Management and a Masters in Business (Finance) at Drexel University and Indiana University of Pennsylvania, respectively. Mr. Britton has extensive operating experience in underground mine management, mine engineering, resource development planning, capital and operating cost budgets, and detailed operations planning. Mr. Britton has previously worked in such minerals as trona and coal, and has recently held the position of Underground Mine Manager for General Chemical (Soda Ash) Partners in Green River, Wyoming. During this time with General Chemical, he was responsible for producing 4.5 million tonnes of ore using bore and continuous mining machines (similar to those expected to be utilized at the Boleo Project) on a 7-day work week. Mr. Britton lead a team that increased mine productivity while controlling costs and improving ore recovery. Over his career, Mr. Britton has been published in numerous Mining publications, including two books, “Practical Coal Mine Management” and “Construction Engineering in Underground Coal Mines”. Mr. Britton was also co-editor of The Mining Engineers Handbook published by The Society for Mining Metallurgy and Exploration (SME) (1992). He is a registered professional engineer in Wyoming. He devotes all his time to the Company. Mr. Britton was responsible for the input related to mining and mine planning into the technical report titled “El Boleo Project Feasibility Study Summary Report” dated July 11, 2007.

  With the exception of John Greenslade and Eric Norton, to the best of the Company’s knowledge, no other experts listed above have any interests, or interests above 1% of the issued and outstanding securities of the Company at the date of this AIF. The interests of Mr. Greenslade and Mr. Norton are noted in Item 7.

  PricewaterhouseCoopers LLP

  The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors’ report dated March 20, 2008 in respect of the Company’s consolidated financial statements and accompanying notes as at December 31, 2007 and for the year ended December 31, 2007 & 2006. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

ITEM 15	ADDITIONAL INFORMATION

  Further information regarding the company is available on SEDAR at www.sedar.com, as well as on the Company’s website at www.bajamining.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal security holders and securities authorized for issuance under the Company’s 10% rolling stock option plan will be available in the Company’s Information Circular (Form 51-102F5) that will be distributed to all shareholders of the Company before the Annual General and Special Meeting. Additional financial information is provided in the Company’s 2007 annual financial statements and MD&A, also filed on SEDAR and the company’s website.